Exhibit 99.3

EXECUTION VERSION

SUBSCRIPTION AGREEMENT

dated as of September 17, 2015

by and between

SOUFUN HOLDINGS LIMITED

SAFARI GROUP HOLDINGS LIMITED

SAFARI GROUP CB HOLDINGS LIMITED

And

(Solely for the purpose of Section 5.7)

SAFARI PARENT LIMITED

i

ii

iii

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT (this “Agreement”), dated as of September 17, 2015, by and between SouFun Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), Safari Group Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Share Purchaser”), Safari Group CB Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Note Purchaser”, together with the Share Purchaser, the “Purchasers”, and each, a “Purchaser”), and, solely for the purpose of Section 5.7 hereof, Safari Parent Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Carlyle”).

RECITALS

A.           WHEREAS, the Company desires to issue, sell and deliver to the Purchasers, and the Purchasers desire to purchase and acquire from the Company, upon the terms and conditions set forth in this Agreement, (i) the Purchased Shares (as defined below) and (ii) the Note (as defined below). The Purchased Shares and the Note are collectively referred to herein as the “Purchased Securities”; and

B.           WHEREAS, as a condition and inducement to the Purchasers’ and the Company’s willingness to enter into this Agreement, the Share Purchaser and the Company will enter into the Registration Rights Agreement (as defined below) at Closing.

NOW, THEREFORE, in consideration of the premises set forth above, the mutual promises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchasers hereby agree as follows:

Article I
DEFINITIONS AND INTERPRETATION

Section 1.1           Definitions. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

“Additional Shares” has the meaning set forth in Section 5.10(c);

“Adjusted Per Share Purchase Price” has the meaning set forth in Section 5.10(c);

“ADS” means American Depositary Shares, five of which represents one Class A Share, of the Company;

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person;

“Aggregate Purchase Price” has the meaning set forth in Section 2.2(b);

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“Agreement” has the meaning set forth in the Preamble;

“Anticorruption Laws” shall mean laws, regulations or orders relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of the Company, each Subsidiary of the Company, and the shareholders of the Company; including, without limitation, laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, commercial entity, or other any other Person to obtain a business advantage; such as, without limitation, the PRC anticorruption laws, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time, the UK Bribery of 2010 and all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.2;

“Board” means the board of directors of the Company;

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Beijing, Cayman Islands, Hong Kong or New York;

“Carlyle” has the meaning set forth in the preamble;

“Carlyle Director” means the director of the Board appointed by Carlyle pursuant to Section 5.7;

“Class A Shares” means Class A ordinary shares, par value HK$1.00 per share, in the share capital of the Company;

“Class B Shares” means the Class B ordinary shares, par value HK$1.00 per share, in the share capital of the Company;

“Closing” has the meaning set forth in Section 2.1;

“Closing Date” has the meaning set forth in Section 2.3(a);

“Code” has the meaning set forth in Section 5.8;

“Company” has the meaning set forth in the preamble;

“Company Employee Plan” means any written plan, program, policy, Contract or other arrangement providing for severance, termination pay, deferred compensation, performance awards, share or share-related awards, housing funds, insurance arrangements, fringe benefits, perquisites, superannuation funds retirement benefits, pension schemes or other employee benefits, that is maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has or would reasonably expect to have any liability or obligation, other than, in each case, one that is sponsored and maintained by a Governmental Authority;

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“Company Representative” shall mean any of the Company, any Subsidiaries of the Company, or any director, officer, agent, employee, representative, consultant, or any other person acting for or on behalf of the foregoing (individually and collectively).

“Company Share Plans” mean (a) the Company’s Stock Related Award Incentive Plan of 1999, as amended; (b) the Company’s 2010 Stock Incentive Plan, as amended; and (c) the Company’s 2015 Stock Incentive Plan, as amended;

“Contract” means any agreement, contract, lease, indenture, instrument, note, debenture, bond, mortgage or deed of trust or other agreement, commitment, arrangement or understanding;

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person or securities that represent a majority of the outstanding voting securities of such Person;

“Conversion Securities” has the meaning set forth in Section 4.3(a);

“Covered Transaction” means the sale for cash of any Securities of the Company, where the primary purpose of such offering is to raise equity capital for the Company. For the avoidance of doubt, the term “Covered Transaction” will not apply to the issuance of any Securities of the Company to directors, officers or employees of the Company pursuant to any of the Company Share Plans or other compensation arrangement.

“Disclosure Letter” has the meaning set forth in Article IV;

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, claim, hypothecation, title defect, right of first option or refusal, right of pre-emption, third-party right or interests, put or call right, lien, adverse claim of ownership or use, or other encumbrance of any kind;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“Financial Statements” has the meaning set forth in Section 4.11;

“GAAP” means the United States generally accepted accounting principles or other accounting standards adopted by a Person and applied consistently throughout the Financial Statements;

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, local, municipal or other political subdivision or other government, governmental, regulatory or administrative authority, agency, board, bureau, department, instrumentality or commission or any court, tribunal, judicial or arbitral body of competent jurisdiction or stock exchange;

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“Governmental Entity” means (i) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (ii) any public international organization, (iii) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (i) or (ii) of this definition, (iv) any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any government, entity, organization, or other Person described in the foregoing clauses (i), (ii) or (iii) of this definition, or (v) any political party.

“Government Official” means (i) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party or party official or candidate for political office, (iii) a Politically Exposed Person (PEP) as defined by the Financial Action Task Force (FATF) or Groupe d’action Financière sur le Blanchiment de Capitaux (GAFI); or (iv) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (i), (ii) or (iii) of this definition.

“HKIAC” has the meaning set forth in Section 9.5(a);

“Indemnified Liabilities” has the meaning set forth in Section 9.2;

“Indemnitees” has the meaning set forth in Section 9.2;

“Indemnitor” has the meaning set forth in Section 9.2;

“Intellectual Property” means any and all rights in any of the following: (a) trademarks and service marks, trade dress, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (b) inventions, discoveries, improvements, ideas, know-how, formula methodology, processes, technology, software (including rights in password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data) and patent applications and patents in any jurisdiction pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, renewals or extensions; (c) trade secrets, including confidential information and the right in any jurisdiction to limit the use or disclosure thereof; (d) copyrights in writings, designs software, mask works or other works, applications or registrations in any jurisdiction for the foregoing and all moral rights related thereto; (e) database rights; (f) rights in Internet websites, domain names and applications and registrations pertaining thereto; (g) books and records pertaining to the foregoing; and (h) claims or causes of action arising out of past, present or future infringement or misappropriation of any of the foregoing;

“Judgment” has the meaning set forth in Section 4.16;

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“knowledge” means, with respect to any party, the actual knowledge of such party’s executive officers (as defined in Rule 405 under the Securities Act) after due inquiry, including inquiry of other officers or employees of such party;

“Law” means any federal, national, foreign, supranational, state, provincial or local statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law), official policy, rule or interpretation of any Governmental Authority with jurisdiction over any of the Company or the Purchasers;

“Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on (a) the business, properties, assets, liabilities, operations, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (b) the authority or ability of the Company to perform its obligations under the Transaction Documents; provided, however, that for purposes of clause (a) above, in no event shall any of the following exceptions, alone or in combination with the other enumerated exceptions below, be deemed to constitute, nor shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) any effect resulting from compliance with the terms and conditions of, or from the announcement of the transactions contemplated by this Agreement and/or any other Transaction Document, (ii) any effect that results from changes affecting any of the industries in which the Company or its Subsidiaries operate generally or the economy generally, (iii) any effect that results from changes affecting general worldwide economic or capital market conditions, provided that any such changes in (ii) and (iii) do not disproportionately affect the Company in any material respect relative to other similarly situated participants in the industry in which they operate, (iv) any pandemic, earthquake, typhoon, tornado or other natural disaster or similar force majeure event, (v) any failure to meet any internal or public projections, forecasts, or guidance, provided that the underlying causes that lead to any failure to meet any internal or public projections, forecasts, or guidance as set forth in (v) are not exceptions to a Material Adverse Effect, or (vi) any change in the Company’s stock price or trading volume, in and of itself, provided that the underlying causes that lead to any change in the Company’s stock price or trading volume as set forth in (vi) are not exceptions to a Material Adverse Effect;

“Material Contract” has the meaning set forth in Section 4.15;

“Material Intellectual Property Contracts” has the meaning set forth in Section 4.20(a);

“Memorandum and Articles” means the Amended and Restated Memorandum and Articles of Association of the Company in effect from time to time;

“New Securities” has the meaning set forth in Section 5.9;

“Money Laundering Laws” has the meaning set forth in Section 4.18(e);

“Note” means the convertible note with a principal value of US$100,000,000 issued to the Note Purchaser pursuant to Article II below, the form of which is attached hereto as Exhibit A.

“Note Purchase Price” has the meaning set forth in Section 2.2(b);

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“Note Purchaser” has the meaning set forth in the preamble;

“NYSE” means the New York Stock Exchange;

“Ordinary Shares” mean the Class A Shares and Class B Shares, collectively;

“Overall Private Placements” means the private placements of newly issued securities of the Company by the Company to certain investors, including, without limitation, the Purchasers and IDG Alternative Global Limited and/or its Affiliates, with the aggregate amount of proceeds from such private placements being no more than US$1 billion, including the transactions contemplated under this Agreement, the Note and other Transaction Documents;

“Per Share Purchase Price” has the meaning set forth in Section 2.2(a)

“Permits” has the meaning set forth in Section 4.17(b);

“Person” means any individual, partnership, corporation, association, joint stock company, trust, joint venture, limited liability company, organization, entity or Governmental Authority;

“PFIC” has the meaning set forth in Section 5.8;

“PRC” means the People’s Republic of China;

“Proceedings” has the meaning set forth in Section 4.16;

“Public Documents” has the meaning set forth in Section 4.10;

“Purchaser” or “Purchasers” has the meaning set forth in the preamble;

“Purchased Securities” has the meaning set forth in the preamble;

“Purchased Shares” means 3,418,803 Class A Shares to be issued to the Share Purchaser pursuant to Section 2.1;

“Purchased Shares Purchase Price” has the meaning set forth in Section 2.2(a);

“Registered Intellectual Property” has the meaning set forth in Section 4.20(b);

“Registration Rights Agreement” means the registration rights agreement substantially in the form attached hereto as Exhibit B;

“Returns” has the meaning set forth in Section 4.19;

“Sanctions Compliance Certificate” has the meaning set forth in Section 5.13(g);

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“Sanctions Law and Regulations” means (1) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, the United Nations Participation Act, or the Syria Accountability and Lebanese Sovereignty Act, all as amended, or regulations of the US Treasury Department Office of Foreign Assets Controls (“OFAC”), or any export control law or regulation applicable to US-origin goods, or any enabling legislation or executive order relating to any of the above, as collectively interpreted and applied by the US Government at the prevailing point in time (2) any U.S. sanctions related to or administered by the Department of State and (3) any sanctions measures or embargos imposed by the United Nations Security Council, Her Majesty’s Treasury, the European Union or other relevant sanctions authority.

“Sanctions Target” means: (i) any country or territory that is the subject of country-wide or territory-wide Sanctions, including, but not limited to, as the date of this Agreement, Iran, Cuba, Syria, Sudan and North Korea; (ii) a person or entity that is on the list of Specially Designated Nationals and Blocked Persons published by OFAC or any equivalent list of sanctioned persons issued by the U.S. Department of State; or (iii) a person or entity that is located in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Sanctions Law and Regulations.

“SEC” means the U.S. Securities and Exchange Commission;

“Securities” means any Ordinary Shares or any equity interest of, or shares of any class in the share capital (ordinary, preferred or otherwise) of, the Company and any convertible securities, options, warrants and any other type of equity or equity-linked securities convertible, exercisable or exchangeable for any such equity interest or shares of any class in the share capital of the Company;

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Share Purchaser” has the meaning set forth in the preamble;

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint stock company, joint venture or other organization or entity, whether incorporated or unincorporated, which is Controlled by such Person and, for the avoidance of doubt, the Subsidiaries of any Person shall include any Variable Interest Entity over which such Person or any of its Subsidiaries effects Control pursuant to contractual arrangements and which is consolidated with such Person in accordance with GAAP applicable to such Person. For all purposes of this Agreement and other Transaction Documents, "Subsidiary" shall also include each of the entities set out in Section 5.17 of the Disclosure Letter;

“Tax” has the meaning set forth in Section 4.19;

“Transaction Documents” mean this Agreement, the Note, the Registration Rights Agreement, and each of the other agreements and documents entered into or delivered by the parties hereto or their respective Affiliates in connection with the transactions contemplated by this Agreement;

“U.S.” or “United States” means the United States of America;

“Variable Interest Entity” means any corporation, partnership, limited partnership, limited liability company, limited liability partnership or other entity the accounts of which would be required to be consolidated with those of the Company in the Company’s consolidated financial statements if such financial statements were prepared in accordance with GAAP solely because of the application of Accounting Standards Codification Topic 810 (Consolidation); and

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“Voting Company Debt” has the meaning set forth in Section 4.3(a).

Section 1.2           Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)          when a reference is made in this Agreement to an Article or Section, such reference is to an Article or Section of this Agreement;

(b)          the headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)          the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(d)          all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(e)          the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(f)          references to a Person are also to its successors and permitted assigns; and

(g)          the use of the term “or” is not intended to be exclusive.

Article II
PURCHASE AND SALE OF SECURITIES

Section 2.1           Sale and Issuance of the Purchased Securities. Subject to the satisfaction or waiver of the conditions set forth in Articles VI and VII below, on the Closing Date, (i) the Company shall issue and sell to the Share Purchaser, and the Share Purchaser shall subscribe for and purchase from the Company, the Purchased Shares; and (ii) the Company shall issue and sell to the Note Purchaser, and the Note Purchaser shall subscribe for and purchase from the Company, the Note (the “Closing”).

Section 2.2           Purchase Price.

(a)          Purchased Shares Purchase Price. The purchase price per Purchased Share (the “Per Share Purchase Price”) shall be US$29.25 and the aggregate purchase price for the Purchased Shares (the “Purchased Shares Purchase Price”) shall be US$100,000,000.

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(b)          Note Purchase Price. The aggregate purchase price for the Note shall be US$100,000,000 (being 100% of the face value thereof) (the “Note Purchase Price”, together with the Purchased Share Purchase Price, the “Aggregate Purchase Price”).

Section 2.3           Closing.

(a)          Date and Time. The Closing shall take place remotely via the exchange of documents and signatures or at such places as the parties hereto shall mutually agree in writing, as soon as practicable but in no event later than (i) the fifth (5th) Business Day following the satisfaction or waiver of the conditions to the Closing set forth in Articles VI and VII below (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or (ii) such other date and time as may be mutually agreed in writing by the Company and the Purchasers. The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b)          Payment and Delivery. At the Closing:

(i)          (A) the Share Purchaser shall pay the Purchased Shares Purchase Price and (B) the Note Purchaser shall pay the Note Purchase Price, in each case to the Company by electronic bank transfer of immediately available funds to a bank account designated in writing by the Company at least five (5) Business Days prior to the Closing Date;

(ii)         the Company shall deliver to the Purchasers:

(A)         a share certificate representing the Purchased Shares, duly executed on behalf of the Company;

(B)         a certified copy of the register of members of the Company, reflecting the Share Purchaser’s ownership of the Purchased Shares;

(C)         the Note dated the date of the Closing and registered in the name of the Note Purchaser; and

(D)         a certified copy of the register of directors of the Company reflecting the appointment or election of the Carlyle Director to the Board.

(E)         a certificate, executed on behalf of the Company by an authorized officer of the Company and dated as of the Closing Date, having attached thereto: (1) a certified copy of the Company’s Memorandum and Articles in effect at the Closing, (2) the written consent of the holders of not less than 50.1% of the issued and outstanding Class B Shares approving the entering into and execution of this Agreement, the issuance of the Purchased Securities, the entering into and execution of the other Transaction Documents and the consummation of all transactions contemplated herein and therein, (3) the board resolutions of the Company approving the entering into and execution of this Agreement, the issuance of the Purchased Securities, the entering into and execution of the other Transaction Documents to which the Company is a party and the consummation of all transactions contemplated herein and therein and the appointment or election of the Carlyle Director, and (4) a certificate of good standing in respect of the Company issued by the Registrar of Companies in the Cayman Islands, dated a recent date before the Closing;

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(F)         an indemnification agreement in respect of the Carlyle Director, dated the Closing Date, duly executed on behalf of the Company, in the form of the indemnification agreements to which the other directors of the Company are parties as of the Closing;

(G)         the Registration Rights Agreement, duly executed by the Company;

(H)         the termination agreement of the Investors’ Rights Agreement dated August 13, 2010, duly executed by the Company, Next Decade Investments Limited, Media Partner Technology Limited, Digital Link Investments Limited, General Atlantic Mauritius Limited, Hunt 7-A Guernsey L.P. Inc, Hunt 7-B Guernsey L.P. Inc and Hunt 6-A Guernsey L.P. Inc.

(I)          an opinion of Maples and Calder, Cayman Islands counsel to the Company, substantially in the form attached hereto as Exhibit C; and

(J)          an opinion of Jingtian and Gongcheng, PRC counsel to the Company, substantially in the form attached hereto as Exhibit D.

(c)          Restrictive Legend. Each certificate representing any of the Purchased Securities shall be endorsed with the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. THIS CERTIFICATE MUST BE SURRENDERED TO THE COMPANY OR ITS TRANSFER AGENT AS A CONDITION PRECEDENT TO THE SALE, PLEDGE, HYPOTHECATION OR ANY OTHER TRANSFER OF ANY INTEREST IN ANY OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE.

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Article III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each Purchaser, severally but not jointly, represents and warrants to the Company as of the date hereof and as of the Closing Date that:

Section 3.1           Organization. Such Purchaser is an exempted company with limited liability duly incorporated, organized, validly existing and in good standing under the Laws of the Cayman Islands. Such Purchaser has all requisite power and authority to carry on its business as it is currently being conducted.

Section 3.2           Authorization; Enforcement; Validity. Such Purchaser has the requisite corporate power and authority to execute and deliver this Agreement, the Note and the other Transaction Documents to which it is a party and perform its obligations under this Agreement and the other Transaction Documents to which it is a party. The execution, delivery and performance of this Agreement, the Note and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action by such Purchaser and no other actions or proceedings on the part of such Purchaser is necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement. This Agreement, the Note and the other Transaction Documents to which it is a party have been or will be duly executed and delivered by such Purchaser, and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

Section 3.3           No Conflicts. The execution, delivery and performance by such Purchaser of this Agreement and the consummation by such Purchaser of the transactions contemplated hereby will not (a) result in a violation of the organizational or constitutional documents of such Purchaser, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any Contract to which such Purchaser is a party, or (c) result in a violation of any Law applicable to such Purchaser, except in the case of clauses (b) and (c) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Purchaser to perform its obligations hereunder.

Section 3.4           Consents. In connection with the entering into and performance of this Agreement, the Note and the other Transaction Documents, such Purchaser is not required to obtain any consent, authorization or order of, or make any filing or registration with, (a) any Governmental Authority in order for it to execute, deliver or perform any of its obligations under or contemplated hereby or thereby or (b) any third party pursuant to any agreement, indenture or instrument to which such Purchaser is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained.

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Section 3.5           Status and Investment Intent.

(a)          Status of the Purchaser. Such Purchaser is either (i) an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act or (ii) not a “U.S. person” within the meaning of Regulation S under the Securities Act.

(b)          Experienced Investor. Such Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Securities. Such Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment.

(c)          No Public Sale or Distribution. Such Purchaser is acquiring its corresponding portion of the Purchased Securities for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act. Such Purchaser does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of its corresponding portion of the Purchased Securities. Such Purchaser is not a broker-dealer registered with the SEC under the Exchange Act or an entity engaged in a business that would require it to be so registered as a broker-dealer.

(d)          Solicitation. Such Purchaser was not identified or contacted through the marketing of the transactions contemplated by this Agreement, the Note and the other Transaction Documents. Such Purchaser did not contact the Company as a result of any general solicitation or directed selling efforts. The purchase of the Purchased Securities by such Purchaser was not solicited by or through anyone other than the Company.

(e)          Offshore Transaction. Such Purchaser has been advised and acknowledges that in issuing the Purchased Securities to such Purchaser pursuant to this Agreement, the Note and the other Transaction Documents, the Company is relying upon the exemption from registration provided by Regulation S under the Securities Act. Such Purchaser is acquiring the Purchased Securities in an offshore transaction executed in reliance upon the exemption from registration provided by Regulation S under the Securities Act.

(f)          Restricted Securities. Such Purchaser acknowledges that the Purchased Securities are “restricted securities” that have not been registered under the Securities Act or any applicable state securities Law. Such Purchaser further acknowledges that, absent an effective registration under the Securities Act, the Purchased Securities may only be offered, sold or otherwise transferred (i) to the Company, (ii) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act or (iii) pursuant to an exemption from registration under the Securities Act.

Section 3.6           Brokers and Finders. Neither Such Purchaser nor any of its Affiliates is a party to any agreement, arrangement or understanding with any Person that would give rise to any valid right, interest or claim against or upon the Company or such Purchaser for any brokerage commission, finder’s fee or other similar compensation, as a result of the transactions contemplated by the Transaction Documents.

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Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to each of the Purchasers as of the date hereof and as of the Closing Date that, except (a) as set forth in the correspondingly numbered section of the disclosure letter delivered by the Company to the Purchasers in the form attached hereto as Exhibit E dated as of the date hereof (the “Disclosure Letter”) or as set forth in any other section of the Disclosure Letter where it is readily apparent on the face of such disclosure that such disclosure is intended to be an exception to such Section of this Article IV or (b) as set forth in its Public Documents filed prior to the date of this Agreement (without giving effect to any amendment thereto filed on or after the date of this Agreement and excluding disclosures of non-specific risks faced by the Company included in any forward-looking statement, disclaimer, risk factor disclosure or other similarly non-specific statements that are predictive, general or forward-looking in nature):

Section 4.1           Organization and Qualification. The Company is an exempted company with limited liability duly incorporated, organized, validly existing and in good standing under the Laws of the Cayman Islands, and has the requisite corporate power and authorization to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of the Company has been duly organized, is validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization, and has the requisite corporate power and authorization to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.2           Reserved.

Section 4.3           Capitalization.

(a)          As of the date of this Agreement, the authorized share capital of the Company consists of 58,625,493 Class A Shares, 25,298,329 Class B Shares and 516,076,178 undesignated shares, which shall have the rights as determined by the board of directors of the Company in accordance with the Memorandum and Articles. As of the date of this Agreement, (x) 58,625,493 Class A Shares are issued and outstanding and (y) 24,336,650 Class B Shares are issued and outstanding. As of the date of this Agreement, options to purchase 8,546,603 Class A Shares have been granted and outstanding under the Company Share Plans. All outstanding Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights. The Securities issuable upon the conversion of the Note (the “Conversion Securities”) have been duly and validly reserved for issuance. When issued in compliance with the provisions of this Agreement and the Note, as applicable, and the Memorandum and Articles, the Conversion Securities will be (i) validly issued, fully paid and nonassessable, (ii) issued in compliance with the applicable registration and qualification requirements of applicable Laws, and (iii) will be free from all preemptive or similar rights, Taxes and Encumbrances; provided, however, that the Conversion Securities may be subject to restrictions on transfer under the applicable securities Laws.

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(b)          Except for any obligations in connection with the Overall Private Placements or as otherwise set forth above in Section 4.3(a), as of the date of this Agreement, no Securities were issued, reserved for issuance or outstanding and no securities of any of its Subsidiaries convertible into or exchangeable or exercisable for any Securities were issued or outstanding. Except in connection with the Overall Private Placements, from the date of this Agreement to the Closing Date, (1) there have been no issuances by the Company of any Securities, other than issuances of Class A Shares pursuant to options or restricted share units (as each such term is defined in the Company Share Plans) outstanding on the date of this Agreement and (2) there have been no issuances by the Company of stock-based performance units, share appreciation rights or other rights to acquire Securities or voting interests in, the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of the Ordinary Shares, other than issuances pursuant to the Company Share Plans in accordance with their terms. Except in connection with the Overall Private Placements, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, Securities having the right to vote) on any matters on which holders of the Ordinary Shares may vote (“Voting Company Debt”). Except in connection with the Overall Private Placements, as of the date of this Agreement, there are no Securities (including without limitation any shareholder rights plan or “poison pill”), stock-based performance units, share appreciation rights or other rights, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which the Company is bound (A) obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional Securities or any Voting Company Debt, (B) obligating the Company or any of its Subsidiaries to issue, grant or enter into any such Securities, stock-based performance units, share appreciation rights or other rights, Contracts or undertakings or (C) that give any Person the right to receive any economic interest of a nature accruing to the holders of the Ordinary Shares, including any stock-based performance unit, share appreciation right or similar right or interest based on shares of the Company. Except in connection with the Overall Private Placements, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Securities, stock-based performance units, share appreciation rights or other rights, other than pursuant to the Company Share Plans or a share repurchase program of the Company that complies with Rule 10b-18 or Rule 10b5-1 under the Exchange Act.

(c)          All of the issued equity securities of each non-PRC Subsidiary of the Company are validly issued, fully paid and non-assessable, and were issued in compliance with the applicable registration and qualification requirements of applicable Laws. The registered capital of each PRC Subsidiary of the Company was timely contributed in accordance (if so required) with its articles of association. All the paid-in capital has been duly verified by a certified public accountant registered in the PRC and the accounting firm employing such accountant, the report of the certified public accountant evidencing such verification has been registered with the relevant Governmental Authority in accordance with applicable Laws, and such registered capital is free and clear of any Encumbrance.

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Section 4.4           Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to execute and deliver this Agreement, the Note and the other Transaction Documents and perform its obligations under this Agreement, the Note and the other Transaction Documents and to issue the Purchased Shares and the Note in accordance with the terms hereof. The holders of not less than 50.1% of the issued and outstanding Class B Shares and the Board of the Company have duly and validly authorized the execution, delivery and performance of this Agreement, the Note and the other Transaction Documents and approved the consummation of the transactions contemplated hereby and thereby. No other filing, consent or authorization on the part of the Company is necessary to authorize or approve this Agreement, the Note or the other Transaction Documents or to consummate the transactions contemplated hereby or thereby, other than any required filing or notification with the SEC or the NYSE regarding the issuance of the Purchased Securities and the Conversion Securities, or the listing of the ADSs representing the Purchased Shares and the Conversion Securities with the NYSE. This Agreement, the Note and the other Transaction Documents have been or will be duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by the Purchasers, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception. Without limiting the generality of the foregoing, other than the written consent of the holders of not less than 50.1% of the issued and outstanding Class B Shares, no approval by the shareholders of the Company is required in connection with this Agreement, the Note and the other Transaction Agreement, the performance by the Company of its obligations hereunder or thereunder, or the consummation by the Company of the transactions contemplated hereby or thereby.

Section 4.5           No Conflicts. The execution, delivery and performance by the Company of this Agreement, the Note and the other Transaction Documents and the consummation by the Company of the transactions contemplated hereby and thereby (including, the issuance of the Purchased Securities and the Conversion Securities) will not (a) result in a violation of the Memorandum and Articles or the constitutional documents of any of the Company’s Subsidiaries, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract to which the Company or any Subsidiary of its Subsidiaries is a party, or (c) result in a violation of any Law applicable to the Company or by which any property or asset of the Company or any of its Subsidiaries is bound or affected), except in the case of clauses (b) and (c) above, for such conflicts, defaults, rights or violations which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

Section 4.6           Consents. In connection with the entering into and performance of this Agreement, the Note and the other Transaction Documents, the Company or any of its Subsidiary is not required to obtain any consent, authorization or order of, or make any filing or registration with, (a) any Governmental Authority in order for it to execute, deliver or perform any of its obligations under or contemplated hereby or thereby or (b) any third party pursuant to any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained, and except for any required filing or notification with the SEC or the NYSE regarding the issuance of the Purchased Securities and the Conversion Securities, or the listing of ADSs representing the Purchased Securities and the Conversion Securities with the NYSE. The Company has no knowledge of any facts or circumstances that might prevent the Company from obtaining or effecting any of the filings or notifications described in the preceding sentence. The Company is not in violation of the listing requirements of the NYSE and has no knowledge of any facts that would reasonably lead to delisting or suspension of its ADSs from the NYSE in the foreseeable future.

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Section 4.7           Issuance of Purchased Securities. The Purchased Shares are duly and validly authorized for issuance and sale to the Share Purchaser by the Company, and, when issued and delivered by the Company against payment therefor by the Share Purchaser in accordance with the terms hereof, shall be validly issued and non-assessable and free from all preemptive or similar rights, Taxes and Encumbrances and the Purchased Shares shall be fully paid with the Share Purchaser being entitled to all rights accorded to a holder of the Class A Shares. The Note is duly and validly authorized for issuance and sale to the Note Purchaser by the Company, and, when issued and delivered by the Company against payment therefor by the Note Purchaser in accordance with the terms hereof, the Note will be a legally binding and valid obligation of the Company and enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception. Assuming the accuracy of the representations and warranties set forth in Section 3.5 of this Agreement, the offer and issuance by the Company of the Purchased Securities and the Conversion Securities is exempt from registration under the Securities Act.

Section 4.8           No General Solicitation. Neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under the Securities Act) in connection with the offer or sale of the Purchased Securities.

Section 4.9           No Integrated Offering. None of the Company, any of its Affiliates, or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Purchased Securities under the Securities Act, whether through integration with prior offerings or otherwise.

Section 4.10         Public Documents. The Company has timely filed or furnished, as applicable, all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC pursuant to the Securities Act or the Exchange Act (all of the foregoing documents filed with or furnished to the SEC and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “Public Documents”). As of their respective filing or furnishing dates, the Public Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, as applicable, to the respective Public Documents, and, other than as corrected or clarified in a subsequent Public Document, none of the Public Documents, at the time they were filed or furnished, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comment letters received from the SEC or its staff.

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Section 4.11         Financial Statements. As of their respective dates, the financial statements of the Company included in the Public Documents (the “Financial Statements”) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Financial Statements (including any related notes thereto) fairly presented in all material respects the consolidated financial position of the Company as of the dates indicated therein and the consolidated results of its operations, cash flows and changes in shareholders’ equity for the periods specified therein, other than as corrected or clarified in a subsequent Public Document. The Financial Statements were prepared in accordance with GAAP applied on a consistent basis (except (a) as may be otherwise indicated in such financial statements or the notes thereto, or (b) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed to summary statements).

Section 4.12         No Undisclosed Liabilities. The Company and its Subsidiaries do not have any liabilities or obligations other than (a) liabilities or obligations reflected on, reserved against, or disclosed in the Company’s balance sheet as of June 30, 2015 (excluding those discharged or paid in full prior to the date of this Agreement), (b) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (c) liabilities incurred since June 30, 2015 in the ordinary course of business consistent with past practices and any liabilities incurred pursuant to this Agreement. There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of any type (including any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act) that have not been so described in the Public Documents or the Financial Statements nor any obligations to enter into any such arrangements.

Section 4.13         Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures as such terms are defined in, and required by, Rule 13a-15 or Rule 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. The Company maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations and (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting for the fiscal years ended December 31, 2013 and 2014 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) or will issue, as applicable, an attestation report concluding that the Company maintained effective internal control over financial reporting as of each of December 31, 2013 and December 31, 2014. To the knowledge of the Company, there is no reason that its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, without qualification, when next due.

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Section 4.14         Absence of Changes. Except in connection with the Overall Private Placements, since June 30, 2015, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice or its business expansion plans as disclosed in the Public Documents and there has not been:

(a)          any Material Adverse Effect;

(b)          (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any of the Company’s wholly owned Subsidiaries or (ii) any redemption, repurchase or other acquisition of any share capital of the Company or any of its Subsidiaries;

(c)          any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(d)          any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any taxing authority to change) in any material respect of the method of accounting of the Company or any of its Subsidiaries for Tax purposes;

(e)          any amendment to the Memorandum and Articles of the Company;

(f)          any incurrence of material indebtedness for borrowed money or any guarantee of such indebtedness for another Person or any issue or sale of debt securities, warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

(g)          any adoption of resolution to approve or petition or similar proceeding or order in relation to a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(h)          any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of the Company or its property or any part thereof; or

(i)          any agreement to carry out any of the foregoing.

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Section 4.15         Contracts. Each of the Material Contracts is valid and in full force and effect, is enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and will continue to be so immediately after the Closing. Neither the Company nor any of its Subsidiaries has violated or breached, or committed any default under, any Material Contract in any material respect, and, to the Company’s knowledge, no other Person has violated or breached, or committed any default under any Material Contract, except for violations, breaches or defaults which would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect. To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to: (A) result in a material violation or breach of any of the provisions of any Material Contract, (B) give any Person the right to declare a default or exercise any remedy under any Material Contract, (C) give any Person the right to accelerate the maturity or performance of any Material Contract or (D) give any Person the right to cancel, terminate or modify any Material Contract, except, in each case, as would not have, or reasonably be expected to have, a Material Adverse Effect. A “Material Contract” shall refer to any of the following to which the Company or any of its Subsidiaries is party or subject to, or bound by, in each case, as of the date of this Agreement:

(a)          any Contract relating to Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole;

(b)          any Contract that would be required to be filed or furnished by the Company pursuant to Item 19 and paragraph 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(c)          any Contract that the Company reasonably believes calls for prospective fixed and/or contingent payments to the Company or any of its Subsidiaries in excess of US$5 million in the aggregate under each such Contract;

(d)          any Contract involving payments in excess of US$5 million in the aggregate under each such Contract;

(e)          any Contract, including any distribution agreements, containing covenants directly or explicitly limiting in any material respect the freedom of the Company and its Subsidiaries as a whole to compete in any geographic area, industry or line of business or with any Person or to offer any of its products or services, or any material exclusivity agreement relating to Intellectual Property, business opportunity or any resources or assets of the Company or any of its Subsidiaries;

(f)          any indenture, mortgage, promissory note, loan agreement, guaranty or other agreement or commitment for the borrowing of money or pledging or granting a security interest in respect of an amount in excess of US$5 million in the aggregate;

(g)          any employment contracts, severance or other agreements with officers or directors, or any employment contracts, severance or other agreements that contain special compensation or golden parachute payment with employees, stockholders or consultants, of the Company or any of its Subsidiaries or Persons related to or affiliated with such Persons;

(h)          share redemption or purchase agreements or other agreements affecting or relating to the share capital of the Company or any of its Subsidiaries, including, without limitation, any agreement with any shareholder of the Company or any of its Subsidiaries which includes, without limitation, anti-dilution rights, voting arrangements or operating covenants;

(i)          any pension, profit sharing, retirement, share option or share ownership plans;

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(j)          any royalty or dividend arrangement that involves the payment by the Company of more than US$1 million annually based on the revenues or profits of the Company or any of its Subsidiaries or based on the revenues or profits derived from any material contract;

(k)          any material acquisition, merger, asset purchase or other similar agreement;

(l)          any sales agreement with any key customer of the Company;

(m)          any Contract under which the Company or any of its Subsidiaries has granted any Person any registration rights, or any right of first refusal, first offer or first negotiation with respect to any Securities or securities of any Subsidiaries of the Company;

(n)          any Contract relating to the formation, creation, operation, management or control of any partnership, joint venture, limited liability company or similar arrangement;

(o)          any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person; or

(p)          any Contract or series of Contracts pursuant to which the Company Controls any Affiliate (including any Variable Interest Entity).

Section 4.16         Litigation. Neither the Company nor any of its Subsidiaries, nor any of their directors or officers, is a party to any, and there are no pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other claims, suits, actions or proceedings or governmental or regulatory investigations (“Proceedings”) of any nature (i) against the Company or any of its Subsidiaries or (ii) to which any of their interests or material properties or assets is subject, except for any Proceedings which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (iii) any Proceedings that seek to restrain or enjoin the consummation of the transactions contemplated by the Transaction Documents. There is no judgment, order, injunction or decree (“Judgment”) outstanding against Company, any of its Subsidiaries, any of their equity interests, material properties or assets, or any of their directors and officers (in their capacity as directors and officers), except for any Judgment which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.17         Compliance with Applicable Laws; Permits.

(a)          The Company and each of its Subsidiaries have conducted their businesses in compliance with all applicable PRC, U.S. and other national, federal, provincial, state and other Laws (including any applicable antitrust or competition Laws) and applicable requirements of the NYSE in all material respects.

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(b)          The Company and each of its Subsidiaries have all permits, licenses, authorizations, consents, orders and approvals (collectively, “Permits”) of, and have made all filings, applications and registrations with, any Governmental Authority that are required in order to carry on their business as presently conducted, except where the failure to have such Permits or the failure to make such filings, applications and registrations, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; and all such Permits are in full force and effect and, to the knowledge of the Company, no suspension or cancellation of any of them is threatened, and all such filings, applications and registrations are current, except where such absence, suspension or cancellation, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(c)          The Company is not in violation of any listing requirements of the NYSE and has no knowledge of any facts that would reasonably be expected to lead to delisting or suspension of its ADSs from the NYSE in the foreseeable future.

Section 4.18         Anticorruption and Sanctions.

(a)          No Company Representative has in the past five (5) years violated any Anticorruption Laws, nor has the Company, any of its Subsidiaries or any Company Representative offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any Government Official or to any Person under circumstances where such Company Representative knew or ought reasonably to have known (after due and proper inquiry) that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a Person: (i) for the purpose of: (A) influencing any act or decision of a Government Official in their official capacity; (B) inducing a Government Official to do or omit to do any act in violation of their lawful duties; (C) securing any improper advantage; (D) inducing a Government Official to influence or affect any act or decision of any Governmental Entity; or (E) assisting such Company Representative in obtaining or retaining business for or with, or directing business to, any Company Representative; or (ii) in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage.

(b)          No Company Representative has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Entity or similar agency with respect to any alleged act or omission arising under or relating to any noncompliance with any Anticorruption Law. No Company Representative has received any notice, request, or citation for any actual or potential noncompliance with any of the foregoing in this Section 4.18.

(c)          No officer, director, or employee of the Company or any Subsidiary of the Company is a Government Official.

(d)          The Company and each Subsidiary of the Company has maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties, related parties, and Government Officials in accordance with GAAP.

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(e)          The operations of the Company and its Subsidiaries have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, the U.S. Money Laundering Control Act of 1986, as amended, and all money laundering-related laws of other jurisdictions where the Company and its Subsidiaries conducts business or owns assets, and any related or similar Law issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”). No proceeding by or before any Governmental Authority involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, is threatened.

(f)          No Company Representative is currently a Sanctions Target or is located, organized or resident in a country or territory that is a Sanctions Target.

(g)          At no time during the prior five (5) years has the Company or any of its Subsidiaries violated applicable Sanctions Laws and Regulations or knowingly engaged in any dealings or transactions with any Person, or in any country or territory, that is a Sanctions Target, nor is the Company or any its Subsidiaries currently engaged in any such activities.

Section 4.19         Tax Status. The Company and each of its Subsidiaries (a) has made or filed in a timely manner (within any applicable extension periods) and in the appropriate jurisdictions all foreign, federal and state income and all other tax returns, reports, information statements and other documentation (including any additional or supporting materials) required to be filed or maintained in connection with the calculation, determination, assessment or collection of any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties, governmental fees and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), including, without limitation, taxes imposed on, or measured by, income, franchise, profits, gross income or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, stock transfer, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, environmental, transfer and gains taxes and customs duties (each a “Tax”), including all amended returns required as a result of examination adjustments made by any Governmental Authority responsible for the imposition of any Tax (collectively, the “Returns”), and such Returns are true, correct and complete in all material respects, (b) has paid all Taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such Returns, except those being contested in good faith, not finally determined, and (c) has set aside on its books provision reasonably adequate for the payment of all Taxes for periods subsequent to the periods to which such Returns apply. Neither the Company nor any of its Subsidiaries has received notice regarding unpaid Taxes in any material amount claimed to be due by the taxing authority of any jurisdiction and the Company is not aware of any reasonable basis for such claim. No Returns filed by or on behalf of the Company or any of its Subsidiaries with respect to Taxes are currently being audited or examined. Neither the Company nor any of its Subsidiaries has received notice of any such audit or examination.

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Section 4.20         Intellectual Property.

(a)          The Company and its Subsidiaries own or possess adequate rights or licenses to use all Intellectual Property necessary to the conduct of their businesses as now conducted, and such Intellectual Property represents all material intellectual property rights necessary to the conduct of their business as now conducted. There are no infringements or other violations of any Intellectual Property owned by the Company or any of its Subsidiaries by any third party, except for such infringements and violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe or otherwise violate any proprietary right or Intellectual Property of any third party, except for such infringements and other violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. There is no Proceeding pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary: (i) alleging any such infringement or other violation of any third party’s proprietary rights; or (ii) challenging the Company’s or any Subsidiary’s ownership or use of, or the validity or enforceability of any material Intellectual Property owned by the Company or its Subsidiaries, excluding any office action or other form of preliminary or final refusal of registration in the ordinary course of business, except for any Proceedings which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b)          All material registered Intellectual Property and applications for registration of material Intellectual Property anywhere in the world that are owned or filed by the Company or a Subsidiary of the Company (collectively, “Registered Intellectual Property”) are owned by the Company or its Subsidiaries, free and clear of Encumbrances of any nature. All Registered Intellectual Property is subsisting, valid and enforceable, currently in compliance with any and all legal requirements necessary to maintain the validity and enforceability thereof and not subject to any outstanding Judgment materially and adversely affecting the Company use thereof or rights thereto or that would materially impair the validity or enforceability thereof. To the Company’s knowledge, no material Registered Intellectual Property is the subject of any Proceeding before any governmental, registration or other authority in any jurisdiction, excluding any office action or other form of preliminary or final refusal of registration in the ordinary course of business. The consummation of the transactions contemplated under the Transaction Documents will not alter or impair any Intellectual Property that is owned by or used pursuant to a license by the Company or a Subsidiary.

(c)          The Company and its Subsidiaries have taken commercially reasonable measures to protect the secrecy, and confidentiality of all of their trade secrets and there has been no unauthorized disclosure of any material data or information which, but for any such unauthorized disclosure, the Company would consider to be a trade secret owned by the Company or any of its Subsidiaries.

(d)          Each employee in research and development function who in the regular course of his employment may create programs, modifications, enhancements or other inventions, improvements, discoveries, methods or works of authorship have signed an assignment or similar agreement with or otherwise have a binding legal obligation to the Company or its Subsidiaries confirming the Company’s or its Subsidiaries’ ownership or, in the alternate, transferring and assigning to the Company or its Subsidiary all right, title and interest in and to such programs, modifications, enhancements or other inventions including copyright and other Intellectual Property rights therein. To the knowledge of the Company, no employee of the Company and its Subsidiaries is in material violation of any term of any patent or invention disclosure agreement or any patent or invention disclosure provisions in any employment agreement or other contract or agreement.

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Section 4.21         Labor and Employment Matters.

(a)          Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any of its Subsidiaries as of the date hereof. There are no unfair labor practice complaints pending, or to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries before any Governmental Authority. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Company or its Subsidiaries (i) is in compliance with all applicable Laws relating to employment and employment practices, (ii) has withheld and paid in full to the appropriate Governmental Authority, or is holding for payment not yet due to such Governmental Authority, all amounts required to be withheld from or paid with respect to the Company’s employees, and (iii) is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. There is no material claim with respect to payment of wages, salary, overtime pay, withholding individual income taxes, social security fund or housing fund that has been asserted and is now pending or, to the knowledge of the Company, threatened before any Governmental Authority with respect to any persons currently or formerly employed by the Company or any of its Subsidiaries. There is no Proceeding with respect to a material violation of any occupational safety or health standards that has been asserted or is now pending or, to the knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries.

(b)          Each Company Employee Plan is in compliance in all material respects with its terms and the requirements of all applicable Laws. No Proceeding is now pending or, to the knowledge of the Company, threatened with respect to any Company Employee Plan (other than claims for benefits in the ordinary course). All employer and employee contributions to each Company Employee Plan required by applicable Laws or by the terms of such Company Employee Plan have been made, or, if applicable, accrued in accordance with normal accounting practices and in compliance in all material respects with its terms and the requirements of all applicable Laws. Each Company Employee Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Authorities.

Section 4.22         Title to Property and Assets.

(a)          Each of the Company and its Subsidiaries has good and marketable title to, or a legal and valid right to use, all properties and assets (whether tangible or intangible) that it purports to own (including as reflected in its balance sheet) or that it uses, free and clear of any and all Encumbrances, except for any defects in title or right or any Encumbrances that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect. Such properties and assets collectively represent in all material respects all properties and assets necessary for the conduct of the business of the Company and its Subsidiaries as presently conducted.

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(b)          Except as would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect, (i) all current leases and subleases of property and assets entered into by the Company or any of its Subsidiaries are in full force and effect, valid and effective in accordance with their terms, subject to the Bankruptcy and Equity Exception, (ii) each of the Company and its Subsidiaries is in compliance with such leases and subleases, and (iii) the Company or such Subsidiary, as applicable, holds valid leasehold interests in the leased or subleased property and assets subject thereto, free of any and all Encumbrances. Neither the Company nor any of its Subsidiaries owns, holds, is obligated under or is a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.

Section 4.23         Variable Interest Entities. The Company controls its Variable Interest Entities through a series of contractual arrangements, and there is no enforceable agreement or understanding to rescind, amend or change the nature of such captive structure or any material terms of such contractual arrangements.

Section 4.24         Transactions With Affiliates. Except in connection with the Overall Private Placements, none of the officers or directors of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer or director or any entity in which any officer or director has a substantial interest or is an officer, director, trustee or partner, other than (a) for payment of salary or consulting fees for services rendered, (b) reimbursement for expenses incurred on behalf of the Company and (c) for other employee benefits, including stock option agreements under the Company Share Plans.

Section 4.25         Brokers and Finders. Neither the Company nor any of its Affiliates is a party to any agreement, arrangement or understanding with any Person that would give rise to any valid right, interest or claim against or upon the Purchasers or the Company for any brokerage commission, finder’s fee or other similar compensation, as a result of the transactions contemplated by the Transaction Documents.

Section 4.26         No Additional Representations. The Company acknowledges that the Purchasers make no representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by the Purchasers to the Company in accordance with the terms hereof and thereof.

Article V
AGREEMENTS OF THE PARTIES

Section 5.1           Further Assurances. Each of the Share Purchaser, the Note Purchaser and the Company shall use its reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated by this Agreement on a timely basis, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of such transactions, and will cooperate and consult with the other and use its reasonable best efforts to prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain all necessary Permits of, or any exemption by, all Governmental Authorities, necessary or advisable to consummate the transactions contemplated by this Agreement. During the period from the date of this Agreement through the Closing Date, except as required by applicable Law or with the prior written consent of the other party, neither party will take any action which, or fail to take any action the failure of which to be taken, would, or would reasonably be expected to (a) result in any of the representations and warranties set forth in Article III or IV on the part of the party taking or failing to take such action being or becoming untrue in any respect, (b) result in any conditions set forth in Articles VI and VII not to be satisfied, or (c) result in any material violation of any provision of this Agreement. After the Closing Date, each party shall execute and deliver such further certificates, agreements and other documents and take such other actions as the other party may reasonably request to consummate or implement such transactions or to evidence such events or matters.

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Section 5.2           Expenses. Except as otherwise provided in this Agreement, the Note and the other Transaction Documents, each party shall bear and pay its own costs, fees and expenses incurred by it in connection with the Transaction Documents and the transactions contemplated by the Transaction Documents.

Section 5.3           Confidentiality.

(a)          Each party shall keep confidential any non-public material or information with respect to the business operations, financial conditions, and other aspects of the other parties which it is aware of, or have access to, in signing or performing this Agreement, the Note and the other Transaction Documents (including written or non-written information, the “Confidential Information”). Confidential Information shall not include any information that is (a) previously known on a non-confidential basis by the receiving party, (b) in the public domain through no fault of such receiving party, its Affiliates or its or its Affiliates’ officers, directors or employees, (c) received from a party other than the Company or the Company’s representatives or agents, so long as such party was not, to the knowledge of the receiving party, subject to a duty of confidentiality to the Company or (d) developed independently by the receiving party without reference to confidential information of the disclosing party. No party shall disclose such Confidential Information to any third party. Any Party may use the Confidential Information only for the purpose of, and to the extent necessary for performing this Agreement, the Note and the other Transaction Documents; and shall not use such Confidential Information for any other purposes. The parties hereby agree, for the purpose of this Section 5.3, that the existence and terms and conditions of this Agreement and exhibits hereof shall be deemed as Confidential Information.

(b)          Notwithstanding any other provisions in this Section 5.3, if any party believes in good faith that any announcement or notice must be prepared or published pursuant to applicable Laws (including any rules or regulations of any securities exchange or valid legal process) or information is otherwise required to be disclosed to any Governmental Authority, such party may, in accordance with its understanding of the applicable Laws, make the required disclosure in the manner it deems in compliance with the requirements of applicable Laws; provided that the parties, to the extent permitted by applicable Law, will consult with each other before issuance, and provide each other the opportunity to review, comment upon and concur with, and use all reasonable efforts to agree on any press release or public statement with respect to this Agreement, the Note or the other Transaction Documents and the transactions contemplated hereby and thereby, and will not (to the extent practicable) issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by Law or any listing agreement with or requirement of the NYSE or any other applicable securities exchange, provided that the disclosing party shall, to the extent permitted by applicable Law or any listing agreement with or requirement of the NYSE or any other applicable securities exchange and if reasonably practicable, inform the other party about the disclosure to be made pursuant to such requirements prior to the disclosure.

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(c)          Each party may disclose the Confidential Information only to its Affiliates and its and its Affiliates’ officers, directors, employees, agents and representatives on a need-to-know basis in the performance of the Transaction Agreements; provided that, such party shall ensure such Persons strictly abide by the confidentiality obligations hereunder. For the avoidance of doubt, all of Carlyle’s and its Affiliates’ limited partners and future investors shall be deemed as the Purchasers’ Affiliates and/or representatives for the purpose of this Section 5.3.

(d)          The confidentiality obligations of each party hereunder shall survive the termination of this Agreement. Each party shall continue to abide by the confidentiality clause hereof and perform the obligation of confidentiality it undertakes until the other party approves release of that obligation or until a breach of the confidentiality clause hereof will no longer result in any prejudice to the other party.

Section 5.4           Compliance and Other Actions Prior to Closing. Except in connection with the Overall Private Placements, from the date hereof until the Closing Date, the Company shall, and shall cause each of its Subsidiaries to, (a) conduct its business and affairs in the ordinary course of business consistent with past practice or its business expansion plans as disclosed in the Public Documents, (b) not take any action, or omit to take any action, that would reasonably be expected to make (x) any of its representations and warranties in this Agreement untrue, or (y) any of the conditions for the benefit of the Purchasers set forth in Article VII not to be satisfied, in each case, at, or as of any time before, the Closing Date. Without limiting the generality of the foregoing, the Company agrees that, from the date hereof until the Closing Date, none of the Company or its Subsidiaries shall make (or otherwise enter into any Contract with respect to) (a) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries; (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any Securities of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any of the Company’s wholly owned Subsidiaries) or (c) any redemption, repurchase or other acquisition of any share capital of the Company or any of its Subsidiaries.

Section 5.5          Reserved.

Section 5.6           Reservation of Shares. The Company shall maintain a reserve from its duly authorized but unissued shares, sufficient Ordinary Shares to enable the Company to comply with its obligations to issue the Purchased Shares and the Conversion Securities.

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Section 5.7           Board Representation Rights. For so long as Carlyle continues to beneficially own, whether directly or indirectly, at least one percent (1%) of the Company’s total outstanding share capital calculated on a fully-diluted basis, the Company shall, subject to applicable Law and the Memorandum and Articles, take all necessary or desirable actions as may be required under applicable Law to (a) cause the individual designated by Carlyle to be appointed as the initial Carlyle Director at or as soon as practicable after the Closing and (b) cause the same individual or any other individual designated by Carlyle to be re-elected or appointed as the Carlyle Director from time to time after the Closing, provided that, in each case, such individual designated by Carlyle shall be qualified to serve as a director of the Company under applicable Laws.

Section 5.8           PFIC Disclosure. The Company shall use its reasonable best efforts to avoid the Company or any of its Subsidiaries being classified as a “passive foreign investment company” (a “PFIC”) as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for the current and any future taxable year. Within seventy-five (75) days from the end of each taxable year of the Company, the Company shall determine whether the Company or any of its Subsidiaries was a PFIC in such taxable year. Upon either Purchaser’s request, the Company shall make available to such Purchaser all information the Company used to determine whether the Company or, if applicable, any of its Subsidiaries was a PFIC in a taxable year. If the Company determines that the Company or, if applicable, any of its Subsidiaries was a PFIC in a taxable year (or if the U.S. Internal Revenue Service or such Purchaser informs the Company that it has so determined), the Company shall, within one hundred and five (105) days from the end of such taxable year, inform such Purchaser of such determination and shall provide or cause to be provided to such Purchaser upon request a complete and accurate “PFIC Annual Information Statement” as described in Section 1.1295-1(g)(1) of the U.S. Treasury Regulations for the Company or the applicable Subsidiary of the Company.

Section 5.9           Future Issuance. From the date of this Agreement until the 3-month anniversary of the Closing Date, other than pursuant to the Overall Private Placements, the Company shall not issue any Securities in a Covered Transaction (the “New Securities”) without the Purchasers' prior written consent.

Section 5.10         Most Favorable Terms and Treatment.

(a)          The Company represents and warrants to the Purchasers that, since July 1, 2015 until the date hereof, it has not issued or offered to issue any New Securities to any Person with terms or conditions which are more favorable to such Person than those terms and conditions provided to the Purchasers in the Transaction Documents.

(b)          In the event that the Company (i) breaches the representation and warranty made by it in Section 5.10(a) or, (ii) from the date hereof until the 6-month anniversary of the Closing Date, offers any New Securities to any Person with terms or conditions which are more favorable to such Person than those terms and conditions provided to the Purchasers in the Transaction Documents, each Purchaser shall be entitled to such more favorable terms and conditions and the Company and the Purchasers shall take all necessary actions, including amending the terms and conditions of the Transaction Documents, to apply such more favorable terms and conditions to the transactions contemplated by the Transaction Documents unless otherwise waived by the Purchasers in writing.

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(c)          Notwithstanding the foregoing Section 5.10(b), in the event that the Company (i) breaches the representation and warranty made by it in Section 5.10(a) by selling or offering to sell any New Securities to any Person at a price per share (on an as-converted basis) less than the Per Share Purchase Price or, (ii) from the date hereof until the 6-month anniversary of the Closing Date, offers any New Securities to any Person at a price per share (on an as-converted basis) less than the Per Share Purchase Price, the Company shall issue an additional number of Class A Shares (the “Additional Shares”) at par value to the Share Purchaser, so that the average purchase price per share for the Purchased Shares and the Additional Shares shall be reduced to an amount equal to the price per share (on an as-converted basis) sold or offered to such other Person (the “Adjusted Per Share Purchase Price”). For all purposes under the Transaction Documents (including the determination of the Conversion Rate under the Note), the Per Share Purchase Price shall be deemed to be reduced to the Adjusted Per Share Purchase Price.

Section 5.11         Information and Inspection Rights. The Company shall permit, and shall cause each of its Subsidiaries to permit, each Purchaser, its respective representatives or any independent auditor or legal counsel appointed by each Purchaser, during normal business hours following reasonable notice by either Purchaser to the Company, to (i) visit and inspect any of the properties of the Company or any of its Subsidiaries, (ii) examine the books of account and records of the Company or any of its Subsidiaries, and (iii) discuss the affairs, finances and accounts of the Company or any of its Subsidiaries with the directors, officers, and management employees of the Company or any of its Subsidiaries.

Section 5.12         Directors and Officers Insurance. The Company shall as from the Closing maintain or procure the maintenance of reasonable director and officer indemnity insurance policies with one or more reputable insurance companies in respect of all directors and officers of the Company. In all such insurance policies, the Carlyle Director shall be named as an insured in such a manner as to provide such Carlyle Director the same rights and benefits as are accorded to the most favorably insured of the Company’s directors.

Section 5.13         Anticorruption and Sanctions.

(a)          The Company agrees that neither the Company, nor any Company Representative shall, directly or indirectly, make or authorize any offer, gift, payment, or transfer, or promise of, any money or anything else of value, or provide any benefit, to any Government Official, Governmental Entity, or Person that would result in a breach of any Anticorruption Law, by the Company.

(b)          The Company agrees that the Company will remain in full compliance with applicable Sanctions Laws and Regulations.

(c)          The Company will not directly or indirectly use the proceeds exchanged under this Agreement, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person for the purpose of funding or facilitating any activities or business of or with any Person towards any sales or operations in Iran, Cuba, Syria, Sudan and North Korea or any other country sanctioned by OFAC or for the purpose of funding any operations or financing any investments in, or make any payments to, any Sanctions Target.

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(d)          The Company agrees that no Government Official will serve in any capacity within the Company or any subsidiary of the Company, including as a board member, employee, or consultant.

(e)          The Company agrees that the Company and all of its Subsidiaries shall make and keep books, records and accounts which in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company and the Subsidiaries’ assets, and devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization and are recorded as necessary to permit preparation of financial statements in conformity with GAAP to maintain accountability of such assets; (ii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iii) the recorded accountability for assets is compared with existing assets at reasonable levels and appropriate action is taken with respect to any differences.

(f)          The Company agrees to allow each Purchaser to review its books and records and have access to person or premises at all reasonable times that either Purchaser shall reasonably require in order to allow such Purchaser to comply with obligations to which it sis subject under any applicable laws and regulations.

(g)          The Company agrees that during the period of investment from the Purchasers, it will provide each Purchaser and its respective Affiliates with a quarterly compliance certificate (the “Sanctions Compliance Certificate”) in relation to Sanctions Laws and Regulations in the form attached hereto as Exhibit F, subject to such Purchaser’s or its Affiliate’s amendment from time to time. The compliance certificate shall be issued by an Affiliate of each Purchaser and the compliance certificate must be completed and returned by Company within five (5) Business Days of receipt. The certification email shall be delivered by an Affiliate of each Purchaser to the details below:

Name: Connie-Yan Yang

Title: Secretary of the Board of Directors

Email: yangyan@soufun.com

(h)          The Company agrees to cooperate with any compliance audit or investigation by each Purchaser and provide all reasonable information and assistance requested upon an investigation or inquiry by a Governmental Entity directed to the Company or any shareholder of the Company.

(i)          Any breach by a Company Representative of this Section 5.13, shall automatically be deemed a material breach and result in immediate removal of such Company Representative by the Company.

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Section 5.14         PRC Tax Matters. The Company shall use its commercially best efforts to obtain the renewal of (a) the High and New-Tech Enterprise Qualification Certificates of Beijing Century Jia Tian Xia Technology Development Co., Ltd. (北京世纪家天下科技发展有限公司) and Beijing Zhong Zhi Shi Zheng Information Technology Co., Ltd. (北京中指实证数据信息技术有限公司) as soon as practicable following the Closing Date; and (b) the High and New-Tech Enterprise Qualification Certificates of Beijing SouFun Science and Technology Development Co., Ltd. (北京搜房科技发展有限公司), Beijing SouFun Network Technology Co., Ltd. (北京搜房网络技术有限公司) and SouFun Media Technology (Beijing) Co., Ltd.(搜房媒体技术(北京)有限公司) as soon as practicable upon expiration of each of their existing High and New-Tech Enterprise Qualification Certificates.

Section 5.15         Certain Domain Name. The Company shall enter into a license agreement with Mr. Tianquan Mo (莫天全) pursuant to which Mr. Mo will grant the Company the right to use the domain name of “www.youtx.com” for free for at least five (5) years.

Section 5.16         Key Operating Permits. The Company shall use its commercially best efforts to procure any of its Subsidiaries engaged in internet news release and/or internet publication business to obtain the Internet News Information Service License (互联网新闻信息服务许可证) and Internet Publication License (互联网出版许可证) for its Subsidiaries in accordance with the then applicable PRC Laws.

Section 5.17         Equity Transfer of Certain Domestic Companies. As soon as practicable and no later than three (3) months following the Closing Date, which time is subject to any regulatory approval by the competent Governmental Authorities, the Company shall procure the transfer of the equity interest of each entity as set out in Section 5.17 of the Disclosure Letter from its current shareholder(s) to Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (北京拓世寰宇网络技术有限公司) and, upon completion of such transfer, deliver to the Purchasers evidences reasonably acceptable to the Purchasers that all necessary filings and registration with the competent Governmental Authorities in relation to such equity transfer have been completed.

Section 5.18         Lock-up. Each Purchaser shall not, during the period that commences on the Closing Date and continues until the date (inclusive) that is three (3) months thereafter, directly or indirectly, offer, sell, contract to sell, pledge, transfer, assign or otherwise dispose of any of the Purchased Shares, or enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Purchased Shares, or publicly disclose the intention to make any such offer, sale, contract to sell, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Company.

Article VI
CONDITIONS TO THE COMPANY’S OBLIGATION TO CLOSE

The obligation of the Company hereunder to consummate the Closing is subject to the satisfaction or waiver by the Company, at or before the Closing Date, of each of the following conditions:

Section 6.1           Execution of Transaction Documents. Each Purchaser (and its respective Affiliates) shall have duly executed and delivered to the Company the Transaction Documents to which it is a party.

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Section 6.2           Representations and Warranties; Covenants. The representations and warranties of the Purchasers contained in Article III hereof shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct to such extent) as of the date of this Agreement and as of the Closing Date as though made at that date (except for those representations and warranties that speak as of a specific date, which shall be so true and correct in all material respects as of such specified date); provided that each representation or warranty made by the Purchasers in Sections 3.1 and 3.2 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made at that date (except for those representations and warranties that speak as of a specific date, which shall be so true and correct as of such specified date); and the Purchasers shall have performed, satisfied and complied in all material respects with the covenants and agreements required by this Agreement to be performed, satisfied or complied with by the Purchasers at or prior to the Closing Date.

Section 6.3           No Stop Order. No stop order suspending the qualification or exemption from qualification of the Purchaser Securities in any jurisdiction shall have been issued and no Proceeding for that purpose shall have been commenced or shall be pending or threatened.

Section 6.4           No Action. No Law or Judgment entered by or with any Governmental Authority with competent jurisdiction, shall be in effect that enjoins, prohibits or materially alters the terms of the transactions contemplated by the Transaction Documents, nor any Proceeding challenging any Transaction Document or the transactions contemplated hereby and thereby, or seeking to prohibit, alter, prevent or delay the Closing, shall have been instituted or being pending before any Governmental Authority.

Section 6.5           Purchasers Officer’s Certificates. Each Purchaser shall have delivered to the Company a certificate, dated as of the Closing Date, executed by a duly authorized officer of such Purchaser, certifying to the fulfillment of the condition specified in Section 6.2 above.

Article VII
CONDITIONS TO THE PURCHASERS’ OBLIGATION TO CLOSE

The obligation of each Purchaser hereunder to consummate the Closing is subject to the satisfaction or waiver by such Purchaser, at or before the Closing Date, of each of the following conditions:

Section 7.1           Execution of Transaction Documents. The Company shall have duly executed and delivered to each Purchaser the Transaction Documents to which it is a party.

Section 7.2           Representations and Warranties; Covenants. The representations and warranties of the Company contained in Article IV hereof shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct to such extent) as of the date of this Agreement and as of the Closing Date as though made at that date (except for those representations and warranties that speak as of a specific date, which shall be so true and correct in all material respects as of such specified date); provided that each representation or warranty made by the Company in this Agreement under Sections 4.1, 4.3, 4.4 and 4.7 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made at that date (except for those representations and warranties that speak as of a specific date, which shall be so true and correct as of such specified date), and the Company shall have performed, satisfied and complied in all material respects with the covenants and agreements required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date (including providing all deliverables required pursuant to Section 2.3(b)(ii) hereof).

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Section 7.3           No Stop Order. No stop order suspending the qualification or exemption from qualification of the Purchaser Securities in any jurisdiction shall have been issued and no Proceeding for that purpose shall have been commenced or shall be pending or threatened.

Section 7.4           No Action. No Law or Judgment entered by or with any Governmental Authority with competent jurisdiction, shall be in effect that enjoins, prohibits or materially alters the terms of the transactions contemplated by the Transaction Documents, nor Proceeding challenging any Transaction Document or the transactions contemplated hereby and thereby, or seeking to prohibit, alter, prevent or delay the Closing, shall have been instituted or being pending before any Governmental Authority.

Section 7.5           No Material Adverse Effect. From and after the date hereof, there shall not have occurred a Material Adverse Effect.

Section 7.6           Company Officer’s Certificate. The Company shall have delivered to each Purchaser a certificate, dated as of the Closing Date, executed by a duly authorized officer of the Company, certifying to the fulfillment of the conditions specified in Sections 7.2 and 7.5 above.

Section 7.7           Compliance Policies. The Company shall have adopted a set of compliance policies and procedures in the form of Exhibit G.

Section 7.8           Compliance Certificate. The Company shall have executed and delivered a Sanctions Compliance Certificate to each Purchaser in form and with content satisfactory to each Purchaser.

Article VIII
TERMINATION

Section 8.1           Termination. Subject to Section 8.2 below, this Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a)          by mutual agreement of the Company and the Purchasers;

(b)          by the Company or each Purchaser if any Law, or any final, non-appealable injunction or order shall have been enacted, issued, promulgated, enforced or entered which is in effect and has the effect of prohibiting the sale and issuance of the Purchased Securities, provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to a party if the issuance of such Law, injunction or order was primarily due to the breach or failure of such party to perform in material respects any of its obligations under this Agreement;

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(c)          by either Purchaser if there has been a breach of any representation or warranty by the Company under this Agreement or any breach of any covenant or agreement by the Company under this Agreement that, in any case, would give rise to the failure of the condition set forth in Section 7.2, and such breach is not cured within ten (10) Business Days upon delivery of written notice thereof from such Purchaser; provided, however, that no Purchaser shall have the right to terminate this Agreement pursuant to this Section 8.1(c) if such Purchaser shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements under this Agreement;

(d)          by the Company if there has been a material breach of any representation or warranty by any Purchaser under this Agreement or any material breach of any covenant or agreement by any Purchaser under this Agreement that, in any case, would give rise to the failure of the condition set forth in Section 6.2, and such breach is not cured within ten (10) Business Days upon delivery of written notice thereof from the Company; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if the Company shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements under this Agreement; or

(e)          by the Company or each Purchaser, upon written notice to the other parties if the Closing has not occurred within 90 days of the date hereof, provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the principal cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date.

Section 8.2           Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1 above, written notice thereof shall be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the parties hereto; provided that (a) nothing herein shall relieve any party hereto from liability for any breach of this Agreement that occurred before such termination and (b) the provisions of this Article VIII, Article IX and Section 5.3 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VIII.

Article IX
MISCELLANEOUS

Section 9.1           Survival. Other than the representations and warranties set forth in Sections 3.1, 3.2, 4.1, 4.3, 4.4 and 4.7, which shall survive the Closing indefinitely, the representations and warranties of the parties set forth in Articles III and IV of this Agreement shall survive the execution and delivery of this Agreement and the Closing until the date that is 24 months after the Closing. All of the covenants or other agreements of the parties contained in this Agreement shall survive the Closing until fully performed in accordance with their terms.

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Section 9.2           Indemnification. From and after the Closing Date, each party (the “Indemnitor”) shall defend, protect, indemnify and hold harmless the other parties and their respective Affiliates, shareholders, partners, members, officers, directors, employees, agents or other representatives (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, diminution in value, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Indemnitor in this Agreement, the Note and other Transaction Documents, (b) any breach of any covenant, agreement or obligation of the Indemnitor contained in this Agreement, the Note or the other Transaction Documents, and (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party arising out of or as a result of any breach of any representation or warranty made by the Indemnitor or any breach of any covenant, agreement or obligation of the Indemnitor under the Transaction Documents. To the extent that the foregoing undertaking by the Indemnitor may be unenforceable for any reason, the Indemnitor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable Law.

Section 9.3           Limitation to the Indemnitor’s Liability. Notwithstanding anything to the contrary in this Agreement:

(a)          the Indemnitor shall have no liability to the Indemnitees under Section 9.2(a) with respect to any misrepresentation or breach of any representation or warranty made by the Indemnitor in this Agreement unless the aggregate amount of Indemnified Liabilities suffered or incurred by the Indemnitees thereunder exceeds US$3 million, in which case the Indemnitor shall be liable for all Indemnified Liabilities pursuant to Section 9.3(a); provided that, the limitation under this Section 9.3(a) shall not apply to (i) any misrepresentation or breach of any representation or warranty made by the Company under Section 4.1, 4.3, 4.7 or 4.19 hereof; (ii) any misrepresentation or breach of any representation or warranty made by the Purchasers under Section 3.1 or 3.2; and (iii) any Indemnifiable Liabilities resulting from or arising out of, directly or indirectly, fraud, intentional concealment of material facts or other willful misconduct on the part of the Indemnitor.

(b)          the maximum aggregate liabilities of the Indemnitor in respect of Indemnified Liabilities pursuant to Section 9.2(a) with respect to any misrepresentation or breach of any representation or warranty made by the Indemnitor in this Agreement shall be subject to a cap equal to the Aggregate Purchase Price; provided that, the cap under this Section 9.3(b) shall not apply to (i) any misrepresentation or breach of any representation or warranty made by the Company under Section 4.1, 4.3, 4.7 or 4.19 hereof; (ii) any misrepresentation or breach of any representation or warranty made by the Purchasers under Section 3.1 or 3.2; and (iii) any Indemnifiable Liabilities resulting from or arising out of, directly or indirectly, fraud, intentional concealment of material facts or other willful misconduct on the part of the Indemnitor; and

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(c)          notwithstanding any other provision contained herein and except in the case of fraud, intentional misrepresentation and/or willful misconduct, from and after the Closing, this Section 9.3 shall be the sole and exclusive remedy of any of the Indemnitees for any claims against the Indemnitor arising out of or resulting from this Agreement and the transactions contemplated hereby; provided that the Indemnitee shall also be entitled to specific performance or other equitable remedies in any court of competent jurisdiction pursuant to Section 9.15 hereof.

(d)          Notwithstanding anything in this Agreement to the contrary, for the sole purpose of determining the amount of Indemnified Liabilities (and not for determining whether any misrepresentation or breach of representations or warranties have occurred), the representations and warranties contained in Article III or IV shall be deemed to have been made without being qualified by “materiality” or “Material Adverse Effect” or similar qualifications, except to the extent such “materiality” qualifier or word of similar import is used for the express purpose of listing any information on the Disclosure Letter rather than qualifying a statement.

Section 9.4           Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflict of laws thereunder.

Section 9.5           Arbitration.

(a)          Any dispute, controversy, difference or claim arising out of or relating to this letter agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted.

(b)          The law of this arbitration clause shall be Hong Kong law.

(c)          The seat of arbitration shall be Hong Kong.

(d)          The number of arbitrators shall be three. The arbitrators shall be appointed in accordance with the HKIAC rules. The arbitration proceedings shall be conducted in English.

(e)          It shall not be incompatible with this arbitration agreement for any party to seek interim or conservatory relief from courts of competent jurisdiction before the constitution of the arbitral tribunal.

Section 9.6           Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties. A facsimile or “PDF” signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original.

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Section 9.7           Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the parties. In such event, the parties shall use commercially reasonable efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement, which most nearly effects the parties’ intent in entering into this Agreement.

Section 9.8           Entire Agreement. This Agreement, the Note, the Registration Rights Agreement and the other Transaction Documents, together with all the schedules and exhibits hereto and thereto and the certificates and other written instruments delivered in connection therewith from time to time on and following the date hereof, constitute and contain the entire agreement and understanding of the parties with respect to the subject matter hereof and thereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof and thereof.

Section 9.9           Notices. Except as may be otherwise provided herein, any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (c) one (1) Business Day after deposit with an internationally recognized overnight courier service; or (d) when sent by confirmed electronic mail if sent during normal business hours of the recipient, or if not, then on the next Business Day, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Soufun Holdings Limited
Address:	F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100160, The People’s Republic of China
Telephone:	+86-10-5631 8000
Email:	vincentmo@soufun.com
Facsimile:	+86-10-5631 8010
Attention:	Mr. Vincent Mo

with a copy (for informational purposes only) to:

Wilson Sonsini Goodrich & Rosati

Address:	Unit 2901, 29F, Tower C, Beijing Yintai Centre, Chaoyang District, Beijing 100022, The People’s Republic of China
Telephone:	+86-10-6529-8300
Email:	douyang@wsgr.com
Facsimile:	+86-10-6529-8399
Attention:	Ms. Dan Ouyang, Esq.

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If to the Purchasers:

Safari Group Holdings Limited
Safari Group CB Holdings Limited
Address:	1001 Pennsylvania Ave NW, Suite 220 South, Washington, DC 20004
Email:	Norma.kuntz@carlyle.com
Facsimile:	202-729-5646
Attention:	Norma Kuntz

with a copy (for informational purposes only) to:

Skadden, Arps, Slate, Meagher & Flom
Address:	42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central Hong Kong
Telephone:	(86) 21 6193 8282/(86) 10 6535 5599
Email:	gregory.miao@skadden.com/peter.huang@skadden.com
Facsimile:	(86) 21 6193 8383/(86) 10 6535 5699
Attention:	Gregory Miao, Esq./Peter Huang, Esq.

A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 9.9 by giving the other parties written notice of the new address in the manner set forth above.

Section 9.10         No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person (other than the Indemnitees) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.11         Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the parties hereto. Except as otherwise provided herein, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other party; provided, however, that each Purchaser may assign any of its rights, interests, or obligations hereunder to an Affiliate of such Purchaser without the prior written consent of the Company.

Section 9.12         Construction. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 9.13         Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

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Section 9.14         Adjustment of Share Numbers. If there is a subdivision, split, stock dividend, combination, reclassification or similar event with respect to any of the shares of Company’s Ordinary Shares referred to in this Agreement, then, in any such event, the numbers and types of shares of such Ordinary Shares, as applicable, referred to in this Agreement shall be adjusted to the number and types of shares of such stock that a holder of such number of shares of such stock would own or be entitled to receive as a result of such event of such holder had held such number of shares immediately prior to the record date for, or effectiveness of, such event.

Section 9.15         Specific Performance. The parties hereto acknowledge and agree irreparable harm may occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedies at law or in equity, the parties to this Agreement shall be entitled to injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without posting any bond or other undertaking.

Section 9.16         Amendment; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by all the parties hereto. The observance of any provision in this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by the written consent of the party against whom such waiver is to be effective. Any amendment or waiver effected in accordance with this Section 9.16 shall be binding upon the Company and the Purchaser and their respective assigns. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name: Vincent Tianquan Mo
Title: Chief Executive Officer

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, the parties hereto have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

SAFARI GROUP HOLDINGS LIMITED

By:	/s/ Norma R. Kuntz
Name: Norma R. Kuntz
Title: Director

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, the parties hereto have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

SAFARI GROUP CB HOLDINGS LIMITED

By:	/s/ Norma R. Kuntz
Name: Norma R. Kuntz
Title: Director

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, the parties hereto have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

SAFARI PARENT LIMITED

By:	/s/ Norma R. Kuntz
Name: Norma R. Kuntz
Title: Director

[Signature Page to Subscription Agreement]

LIST OF EXHIBITS

Exhibit A	Convertible Note

Exhibit B	Registration Rights Agreement

Exhibit C	Form of Cayman Legal Opinion

Exhibit D	Form of PRC Legal Opinion

Exhibit E	Disclosure Letter

Exhibit F	Form of Sanctions Compliance Certificate

Exhibit G	Form of Compliance Policies

List of Exhibits to Subscription Agreement

Exhibit A

Convertible Note

Exhibit A to Subscription Agreement

[AGREED FORM]

CONVERTIBLE NOTE

THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY OTHER SECURITIES LAWS. THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. HOLDERS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

CONVERTIBLE NOTE

US$100 million	_______________, 2015

Subject to the terms and conditions of this Convertible Note (the “Note”), for good and valuable consideration received, SouFun Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), promises to pay to the order of Safari Group CB Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (such party and any other permitted transferee, the “Holder”), the principal amount of US$100 million, plus accrued and unpaid interest thereon at the rate provided below, on _______________, 2022 (the “Maturity Date”), or such earlier date as may be otherwise provided herein, unless the outstanding principal, together with accrued interest, is settled in accordance with Article 3 of the Note.

The Note is issued pursuant to, and in accordance with, the Subscription Agreement, dated September 17, 2015 (the “Subscription Agreement”), between the Company, the Holder and other parties thereto, and is subject to the provisions thereof. Capitalized terms used and not defined herein shall have the meaning set forth in the Subscription Agreement.

The following is a statement of the rights of the Holder of the Note and the terms and conditions to which the Note is subject, and to which the Holder hereof, by the acceptance of the Note, agrees:

Article 1
DEFINITIONS

“Additional Class A Shares” shall have the meaning ascribed to such term in Section 4.1(a).

“ADS” means an American Depositary Share, five of which represents one Class A Share of the Company as of the date of this Note.

“Board of Directors” means the board of directors of the Company or a committee of such board duly authorized to act for it hereunder.

Exhibit A to Subscription Agreement

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Beijing, Cayman Islands, Hong Kong or New York.

“Capital Stock” means for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that entity.

“Class A Share Price” shall have the meaning ascribed to such term in Section 4.1(c).

“Class A Shares” means Class A ordinary shares, par value HK$1.00 per share, in the share capital of the Company.

“Clause A Distribution” shall have the meaning ascribed to such term in Section 4.2(c).

“Clause B Distribution” shall have the meaning ascribed to such term in Section 4.2(c).

“Clause C Distribution” shall have the meaning ascribed to such term in Section 4.2(c).

“close of business” means 5:00 p.m. (New York City time).

“Common Equity” of any Person means ordinary share capital or Capital Stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

“Company” shall have the meaning ascribed to such term in the Preamble.

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person or securities that represent a majority of the outstanding voting securities of such Person.

“Conversion Date” shall have the meaning ascribed to such term in Section 3.3.

“Conversion Notice” shall have the meaning ascribed to such term in Section 3.3.

“Conversion Rate” shall have the meaning ascribed to such term in Section 3.2.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

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“Defaulted Amounts” means any amounts on this Note (including, without limitation, the Fundamental Change Repurchase Price, principal and interest) that are payable but are not punctually paid or duly provided for.

“Distributed Property” shall have the meaning ascribed to such term in Section 4.2(c).

“Effective Date” shall have the meaning ascribed to such term in Section 4.1(c).

“Event of Default” shall have the meaning ascribed to such term in Section 2.4.

“Ex-Dividend Date” means the first date on which the Class A Shares, ADSs representing Class A Shares (or other applicable security), trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Company or, if applicable, from the seller of the Class A Shares, ADSs representing Class A Shares (or other applicable security) on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expiring Rights” means any rights, options or warrants to purchase Class A Shares or ADSs that expire on or prior to the Maturity Date.

“Fundamental Change” shall be deemed to have occurred at the time after the Note is originally issued if any of the following occurs:

(a)          a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Company, its Subsidiaries, the employee benefit plans of the Company and its Subsidiaries and any of the Permitted Holders has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of the Company’s Common Equity (including Common Equity held in the form of ADSs) representing more than 50% of the voting power of the Company’s Common Equity;

(b)          the consummation of (A) any recapitalization, reclassification or change of the Class A Shares or the ADSs (other than changes resulting from a subdivision or combination) as a result of which the Class A Shares or the ADSs would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger of the Company, or any similar transaction, pursuant to which the Class A Shares or the ADSs will be converted into cash, securities or other property; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries and Variable Interest Entities, taken as a whole, to any Person other than one of the Company’s wholly-owned Subsidiaries; provided, however, that a transaction described in clause (B) in which the holders of all classes of the Company’s Common Equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction in substantially the same proportions vis-a-vis each other as such ownership immediately prior to such transaction shall not be a Fundamental Change pursuant to this clause (b);

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(c)          the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; or

(d)          the ADSs (or other common equity or ADSs in respect of common equity underlying the Note) cease to be listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors);

provided, however, that a transaction or transactions described in clause (a) or (b) above shall not constitute a Fundamental Change if at least 90% of the consideration received or to be received by holders of the ADSs, excluding cash payments for any Fractional ADS and cash payments made in connection with dissenters’ appraisal rights, in connection with such transaction or transactions consists of shares of Common Equity or ADSs or depositary receipts in respect of Common Equity that are listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors) or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions the Note become convertible into such consideration, excluding cash payments for any Fractional ADS and cash payments made in connection with dissenters’ appraisal rights.

“Fundamental Change Repurchase Date” shall have the meaning ascribed to such term in Section 5.1.

“Fundamental Change Repurchase Notice” shall have the meaning ascribed to such term in Section 5.2(a).

“Fundamental Change Repurchase Price” shall have the meaning ascribed to such term in Section 5.1.

“Fundamental Change Company Notice” shall have the meaning ascribed to such term in Section 5.3.

“GAAP” means the United States generally accepted accounting principles or other accounting standards adopted by a Person and applied consistently throughout the Financial Statements.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, local, municipal or other political subdivision or other government, governmental, regulatory or administrative authority, agency, board, bureau, department, instrumentality or commission or any court, tribunal, judicial or arbitral body of competent jurisdiction or stock exchange.

“Holder” shall have the meaning ascribed to such term in the Preamble.

“Indenture” means that certain Indenture dated as of December 10, 2013 between the Company and the Trustee, as the provisions thereof exist on the date of this Note.

“Interest Payment Date” means March 31 and September 30 of each year, beginning on March 31, 2016.

“Issue Date” means _______________, 2015.

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“Last Reported Sale Price” of the Class A Shares on any date shall be calculated as (i) the closing sale price per ADS (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which the ADSs are traded divided by (ii) 0.20 (or the applicable number of Class A Shares then represented by one ADS). If the ADSs are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “Last Reported Sale Price” shall be (i) the last quoted bid price for the ADSs in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization divided by (ii) 0.20 (or the applicable number of Class A Shares then represented by one ADS). If the ADSs are not so quoted, the “Last Reported Sale Price” shall be (i) the average of the midpoint of the last bid and ask prices for the ADSs on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose divided by (ii) 0.20 (or the applicable number of Class A Shares then represented by one ADS).

“Law” means any statute, law, ordinance, regulation, rule, code, order, judgment, writ, injunction, decree or requirement of law (including common law) enacted, issued, promulgated, enforced or entered by a Governmental Authority.

“Make-Whole Fundamental Change” means any transaction or event described in clause (a), (b) or (d) of the definition of Fundamental Change (determined after giving effect to any exceptions to or exclusions from such definition, including in the proviso immediately succeeding clause (d) of the definition thereof, but without regard to the proviso in clause (b) of the definition thereof).

“Maturity Date” shall have the meaning ascribed to such term in the Preamble.

“Merger Event” shall have the meaning ascribed to such term in Section 4.3.

“Note” shall have the meaning ascribed to such term in the Preamble.

“Officer” means, with respect to the Company, the Executive Chairman, President, the Chief Executive Officer, the Secretary, any Executive or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title “Vice President”).

“Officers’ Certificate,” when used with respect to the Company, means a certificate that is delivered to the Holder and that is signed by (a) two Officers of the Company or (b) one Officer of the Company and one of any Assistant Treasurer, any Assistant Secretary or the Controller of the Company. Each such certificate shall include (a) a statement that the person making such certificate is familiar with the requested action and the Note; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statement contained in such certificate is based; (c) a statement that, in the judgment of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed judgment as to whether or not such action is permitted by the Note; and (d) a statement as to whether or not, in the judgment of such person, such action is permitted by the Note, if and to the extent required by the provisions of such Section. One of the Officers giving an Officers’ Certificate pursuant to Section 6.6 shall be the principal executive, financial or accounting officer of the Company.

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“open of business” means 9:00 a.m. (New York City time).

“Permitted Holders” means Mr. Vincent Tianquan Mo and his estates, spouses, ancestors and lineal descendants (and spouses thereof), and the legal representatives of any of the foregoing, and any bona fide trust and trustee of any such bona fide trust that holds the Company’s ordinary shares pursuant to which one or more of the foregoing are sole beneficiaries or the grantors, including, without limitation, the MC Trust, an irrevocable discretionary family trust established under the laws of the Cayman Islands, that owns shares of Media Partner Technology Limited that owns the Company’s ordinary shares, and the KM&KM Trust, an irrevocable discretionary family trust established under the laws of Singapore that owns shares of Next Decade Investments Limited that owns the Company’s ordinary shares, or any person of which any of the forgoing, individually or collectively, beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) voting securities representing at least a majority of the total voting power of all classes of capital stock of such person (exclusive of any matters as to which class voting rights exist).

“Per Share Purchase Price” shall have the meaning ascribed to such term in the Subscription Agreement.

“Person” means any individual, partnership, corporation, association, joint stock company, trust, joint venture, limited liability company, organization, entity or Governmental Authority.

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of the Class A Shares (directly or in the form of ADSs) (or other applicable security) have the right to receive any cash, securities or other property or in which the Class A Shares (directly or in the form of ADSs) (or such other security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of security holders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors, statute, contract or otherwise).

“Reference Property” and “unit of Reference Property” have the meanings ascribed thereto in Section 4.3.

“Regular Record Date” means, with respect to any Interest Payment Date, March 1 or September 1 (whether or not such day is a Business Day) immediately preceding the applicable March 31 or September 30 Interest Payment Date, respectively.

“Significant Subsidiary” means a Subsidiary of the Company that meets the definition of “significant subsidiary” in Article 1, Rule 1-02 of Regulation S-X under the Exchange Act.

“Spin-Off” shall have the meaning ascribed to such term in Section 4.2(c).

“Subscription Agreement” shall have the meaning ascribed to such term in the Preamble.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint stock company, joint venture or other organization or entity, whether incorporated or unincorporated, which is Controlled by such Person and, for the avoidance of doubt, the Subsidiaries of any Person shall include any Variable Interest Entity over which such Person or any of its Subsidiaries effects Control pursuant to contractual arrangements and which is consolidated with such Person in accordance with GAAP applicable to such Person.

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“Successor Company” shall have the meaning ascribed to such term in Section 7.1(a).

“Trading Day” means a day on which (i) trading in the ADSs (or other security for which a closing sale price must be determined) generally occurs on The New York Stock Exchange or, if the ADSs (or such other security) are not then listed on The New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which the ADSs (or such other security) are then listed or, if the ADSs (or such other security) are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the ADSs (or such other security) are then traded and (ii) a Last Reported Sale Price with respect to the ADSs (or closing sale price for such other security) is available on such securities exchange or market; provided that if the ADSs (or such other security) are not so listed or traded, “Trading Day” means a Business Day.

“Transaction Documents” shall have the meaning ascribed to such term in the Subscription Agreement.

“Trigger Event” shall have the meaning ascribed to such term in Section 4.2(c).

“Trustee” means CITICORP INTERNATIONAL LIMITED.

“U.S.” means United States.

“US$” or “$” means the United States dollar, the lawful currency of the United States of America.

“Valuation Period” shall have the meaning ascribed to such term in Section 4.2(c).

“Variable Interest Entity” shall have the meaning ascribed to such term in the Subscription Agreement.

Article 2

INTEREST; PAYMENTS; DEFAULTS

2.1         Interest Rate. The principal amount outstanding under the Note shall bear interest at a rate of 1.5% per annum until maturity or such earlier time as the principal becomes due and payable hereunder, whether through redemption upon an Event of Default or otherwise. Interest on the Note shall accrue from the Issue Date or from the most recent date on which interest has been paid for or duly provided for. Interest shall be payable semi-annually in arrears on each Interest Payment Date. Accrued interest on the Note shall be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of actual days elapsed over a 30-day month.

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2.2         Payment. All amounts payable on or in respect of the Note or the indebtedness evidenced hereby shall be paid to the Holder in U.S. dollars, in immediately available funds on the date that any principal or interest payment is due and payable hereunder. The Company shall make such principal or interest payments to the Holder by wire transfer of immediately available funds for the account of the Holder as the Holder may designate from time to time. If any such payment date or the Maturity Date falls on a day that is not a Business Day, the required payment will be made on the next succeeding Business Day and no interest on such payment will accrue in respect of the delay.

2.3         Seniority. The Note ranks senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the Note, equal in right of payment to any of the Company’s future indebtedness and other liabilities of the Company that are not so subordinated, junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all future indebtedness incurred by the Company’s Subsidiaries and their other liabilities (including trade payables).

2.4         Events of Default. For purposes of the Note, an “Event of Default” shall be deemed to have occurred if any of the following events occurs, whatever the reason or cause for such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority or otherwise:

(a)          Failure to Pay Principal. The Company defaults in the payment of principal of the Note when due and payable on the Maturity Date, upon any required repurchase, upon declaration of acceleration or otherwise;

(b)          Failure to Pay Interest. The Company defaults in the payment of interest when any such interest payment becomes due and payable and the default continues for a period of thirty (30) days;

(c)          Breach of Conversion Obligation. The Company fails to comply with its obligation to convert all or a portion of the Note in accordance with Article 3 upon Holder’s exercise of its conversion rights and such failure continues for a period of five (5) Business Days;

(d)          Failure to Notice a Make-Whole Fundamental Change. The Company fails to issue a notice of a Make-Whole Fundamental Change in accordance with Section 4.1(a) when due and such failure continues for a period of five (5) Business Days;

(e)          Breach of Article 7. The Company fails to comply with its obligations under Article 7;

(f)          Breach of Other Obligations. The Company fails for sixty (60) days after written notice from the Holder has been received by the Company to comply with any of its other agreements contained in any Transaction Document to which the Company is a party;

(g)          Cross Default. Any default by the Company or any Significant Subsidiary of the Company with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of US$15 million (or the foreign currency equivalent thereof) in the aggregate of the Company and/or any such Significant Subsidiary, whether such indebtedness now exists or shall hereafter be created (A) resulting in such indebtedness becoming or being declared due and payable or (B) constituting a failure to pay the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise and such acceleration shall not have been rescinded or annulled or such failure to pay shall not have been cured or waived or such indebtedness shall not have been repaid, as the case may be, within 30 days after written notice from the Holder;

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(h)          Adverse Judgment. A final judgment for the payment of US$15 million (or the foreign currency equivalent thereof) or more (excluding any amounts covered by insurance) is rendered against the Company or any Significant Subsidiary of the Company, which judgment is not paid, bonded or otherwise discharged or stayed within sixty (60) days after the earlier of (i) the date on which the right to appeal thereof has expired if no such appeal has commenced and (ii) the date on which all rights to appeal have been extinguished;

(i)          Bankruptcy. The Company or any Significant Subsidiary shall commence a voluntary case or other proceeding seeking liquidation, winding-up, reorganization or other relief with respect to the Company or any such Significant Subsidiary or its debts under any bankruptcy, liquidation, insolvency or other similar Law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or any such Significant Subsidiary or all or substantially all of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due; or

(j)          Involuntary Proceedings. An involuntary case or other proceeding shall be commenced against the Company or any Significant Subsidiary seeking liquidation, winding-up, reorganization or other relief with respect to the Company or such Significant Subsidiary or its debts under any bankruptcy, liquidation, insolvency or other similar Law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or such Significant Subsidiary or all or substantially all of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of thirty (30) consecutive days.

2.5         Consequences of Event of Default.

(a)          If one or more Events of Default shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority), then, and in each and every such case (other than an Event of Default specified in Section 2.4(i) or Section 2.4(j)), unless the principal of the Note shall have already become due and payable, the Holder may by notice in writing to the Company, declare 100% of the outstanding principal of, and accrued and unpaid interest on, the Note to be due and payable immediately, and upon any such declaration the same shall become and shall automatically be immediately due and payable. If an Event of Default specified in Section 2.4(i) or Section 2.4(j) occurs and is continuing, 100% of the outstanding principal of, and accrued and unpaid interest on, the Note shall become and shall automatically be immediately due and payable without any action on the part of the Holder.

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(b)          Subsection (a), however, is subject to the conditions that if, at any time after the outstanding principal of the Note shall have been so declared due and payable, and before any arbitral award for the payment of the monies due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Holder a sum sufficient to pay installments of accrued and unpaid interest upon the Note and the outstanding principal of the Note that shall have become due otherwise than by acceleration (with interest on overdue installments of accrued and unpaid interest to the extent that payment of such interest is enforceable under applicable Law, and on such principal at the rate per annum borne by the Note plus one percent), and if (1) rescission would not conflict with any such arbitral award and (2) any and all existing Events of Default under the Note, other than the nonpayment of the principal of and accrued and unpaid interest on the Note that shall have become due solely by such acceleration, shall have been cured or waived, then and in every such case the Holder, by written notice to the Company, may waive all Default or Events of Default with respect to the Note and rescind and annul such declaration and its consequences and such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Note; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent Default or Event of Default, or shall impair any right consequent thereon. Notwithstanding anything to the contrary herein, no such waiver or rescission and annulment shall extend to or shall affect any Default or Event of Default resulting from (i) the nonpayment of the principal of, or accrued and unpaid interest on, any Note or (ii) a failure to pay or deliver, as the case may be, the consideration due upon conversion of the Note.

2.6         Defaulted Amounts. Any Defaulted Amounts shall forthwith cease to be payable to the Holder on the relevant payment date but shall accrue interest at the rate per annum borne by the Note plus one percent, subject to the enforceability thereof under applicable Law, from, and including, such relevant payment date, and such Defaulted Amounts together with such interest thereon shall be paid by the Company to the Holder by wire transfer of immediately available funds pursuant to the procedures set forth in Section 2.2.

Article 3

CONVERSION

3.1         Conversion by Holder. Subject to and upon compliance with the provisions of this Article 3, the Holder shall have the right from time to time, at the Holder’s option, to convert all or any portion (if the portion to be converted is US$1,000 principal amount or an integral thereof) of the Note to the Company’s fully paid Class A Shares at the applicable Conversion Rate at any time prior to the close of business on the second Business Day immediately preceding the Maturity Date.

3.2         Conversion Price; Conversion Rate. Subject to adjustments as provided in Article 4, the initial conversion price shall be equal to (a) 122.5% of the Per Share Purchase Price per Class A Share, representing an initial conversion rate of 27.9086 Class A Shares (the “Conversion Rate”) per US$1,000 principal amount of the Note, representing an initial conversion price of approximately US$35.83 per Class A Share.

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3.3         Conversion Procedure; Settlement Upon Conversion.

(a)          Subject to Section 3.3(b), this Note shall be deemed to have been converted immediately prior to the close of business on the date (the “Conversion Date”) that the Holder has delivered a duly completed irrevocable written notice to the Company (the “Conversion Notice”) and the Note for cancellation to the Company. Within three (3) Business Days after the delivery of the Note and the Conversion Notice to the Company pursuant to Section 3.1 above, the Company shall (i) take all actions and execute all documents necessary to effect the issuance of the full number of Class A Shares to which the Holder shall be entitled in satisfaction of any conversion pursuant to Section 3.1, (ii) deliver to the Holder certificate(s) representing the number of Class A Shares delivered upon each such conversion, (iii) deliver to the Holder a certified copy of the register of members of the Company, reflecting the Holder’s ownership of the Class A Shares delivered upon each such conversion and (iv) subject to Section 3.3(b), cancel the Note. No Conversion Notice may be delivered and the Note may not be surrendered by a Holder for conversion thereof if the Holder has also delivered a Fundamental Change Repurchase Notice to the Company in respect of the Note and not validly withdrawn such Fundamental Change Repurchase Notice in accordance with Article 5.

(b)          In the event the Holder surrenders this Note pursuant to Section 3.3(a) for partial conversion, the Company shall, in addition to cancelling the Note upon such surrender, execute and deliver to the Holder a new note denominated in U.S. dollars and in an aggregate principal amount equal to the unconverted portion of the surrendered Note, without payment of any service charge by the Holder.

(c)          If the Holder submits the Note for conversion, the Company shall pay any documentary, stamp or similar issue or transfer tax due on the delivery of the Class A Shares upon such conversion of the Note, unless the tax is due because the Holder requests such Class A Shares to be issued in a name other than the Holder’s name, in which case the Holder shall pay that tax. The Company shall pay the relevant fees for issuance of the Class A Shares and shall pay the relevant depositary’s fees for any future conversion of the issued Class A Shares into the ADSs.

(d)          Except as provided in Section 4.2, no adjustment shall be made for dividends on any Class A Shares delivered upon any conversion of this Note as provided in this Article 3.

(e)          Upon any conversion, the Holder shall not receive any separate cash payment for accrued and unpaid interest, if any, except as set forth below. The Company’s settlement of each conversion pursuant to this Article 3 shall be deemed to satisfy in full its obligation to pay the principal amount of the Note converted and accrued and unpaid interest thereon, if any, to, but not including, the relevant Conversion Date. As a result, such accrued and unpaid interest, if any, to, but not including, the relevant Conversion Date shall be deemed to be paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, if this Note is converted after the close of business on a Regular Record Date, the Holder will receive the full amount of interest payable on the Note on the corresponding Interest Payment Date notwithstanding the pending conversion for so long as it remains a holder of the Note and there remains outstanding principal. Any issuance of Class A Shares upon conversion of the Note during the period from the close of business on any Regular Record Date to the open of business on the immediately following Interest Payment Date must be accompanied by funds equal to the amount of interest payable on the Note; provided that no such payment shall be required (1) for conversions following the Regular Record Date immediately preceding the Maturity Date, (2) if the Company has specified a Fundamental Change Repurchase Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date or (3) to the extent of any Defaulted Amounts, if any Defaulted Amounts exist at the time of conversion with respect to such Note.

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(f)          The Holder in whose name the certificate for any Class A Shares delivered upon conversion is registered shall be treated as a holder of record of such Class A Shares as of the close of business on the relevant Conversion Date. Upon a conversion of the entire outstanding amount of the Note, the Holder shall no longer be a holder of the Note surrendered for conversion.

(g)          The Company shall not issue any fractional Class A Share upon conversion of the Note and shall instead pay cash in lieu of any fractional Class A Share deliverable upon conversion based on the Last Reported Sale Price of the Class A Shares on the relevant Conversion Date.

Article 4

ADJUSTMENTS

4.1         Increased Conversion Rate Applicable in Connection with Make-Whole Fundamental Change.

(a)          If a Make-Whole Fundamental Change occurs prior to the Maturity Date and the Holder elects to convert this Note in connection with such Make-Whole Fundamental Change, the Company shall, under the circumstances described below, increase the Conversion Rate by a number of additional Class A Shares (the “Additional Class A Shares”) as described below. A conversion of this Note shall be deemed for these purposes to be “in connection with” such Make-Whole Fundamental Change if the relevant Conversion Notice is received by the Company from, and including, the Effective Date of the Make-Whole Fundamental Change up to, and including, the second Business Day immediately prior to the related Fundamental Change Repurchase Date (or, in the case of a Make-Whole Fundamental Change that would have been a Fundamental Change but for the proviso in clause (b) of the definition thereof, the 35th Trading Day immediately following the Effective Date of such Make-Whole Fundamental Change). The Company shall provide written notice to the Holder of the Effective Date of any Make-Whole Fundamental Change within five (5) Business Days following such Effective Date.

(b)          Upon surrender of this Note for conversion in connection with a Make-Whole Fundamental Change, the Company shall cause to be delivered Class A Shares, including the Additional Class A Shares, in accordance with Section 3.3; provided, however, that if, at the effective time of a Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change, the Reference Property following such Make-Whole Fundamental Change is composed entirely of cash, for any conversion of the Note following the Effective Date of such Make-Whole Fundamental Change, such conversion shall be calculated based solely on the Class A Share Price for the transaction and shall be deemed to be an amount of cash per US$1,000 principal amount of the converted Note equal to the Conversion Rate (including any adjustment for Additional Class A Shares), multiplied by such Class A Share Price.

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(c)          The number of Additional Class A Shares, if any, by which the Conversion Rate shall be increased shall be determined by reference to the table below, based on the date on which the Make-Whole Fundamental Change occurs or becomes effective (the “Effective Date”) and the price (the “Class A Share Price”) paid (or deemed to be paid) per Class A Share (directly or in the form of ADSs) in the Make-Whole Fundamental Change. If the holders of the Class A Shares or ADSs receive in exchange for their Class A Shares or ADSs only cash in a Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change, the Class A Share Price shall be the cash amount paid (or deemed to be paid) per Class A Share. Otherwise, the Class A Share Price shall be the average of the Last Reported Sale Prices of the Class A Shares over the five (5) Trading Day period ending on, and including, the Trading Day immediately preceding the Effective Date of the Make-Whole Fundamental Change.

(d)          The Class A Share Prices set forth in the column headings of the table below shall be adjusted as of any date on which the Conversion Rate of the Note is otherwise adjusted. The adjusted Class A Share Prices shall equal the Class A Share Prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to such adjustment giving rise to the Class A Share Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional Class A Shares set forth in the table below shall be adjusted in the same manner and at the same time as the Conversion Rate as set forth in Section 4.2.

(e)          The following table sets forth the number of Additional Class A Shares to be received per US$1,000 principal amount of the Note pursuant to this Section 4.1 for each Class A Share Price and Effective Date set forth below:

	Class A Share Price (US$)
Effective date	29.25	30.64	32.87	35.83	38.17	41.64	45.11	52.05	60.72	69.40
30-Sep-2015	6.2792	5.7441	5.1608	4.7662	3.9693	3.0393	2.3341	1.3756	0.6885	0.3124
30-Sep-2016	6.2792	5.7702	5.0570	4.5691	3.7543	2.8171	2.1194	1.1960	0.5611	0.2300
30-Sep-2017	6.2792	5.6697	4.7857	4.2005	3.3808	2.4609	1.7960	0.9499	0.4012	0.1355
30-Sep-2018	6.2792	5.0176	4.0818	3.5849	2.8174	1.9687	1.3701	0.6450	0.2182	0.0427
30-Sep-2019	6.2792	4.8014	3.5055	2.8076	2.0358	1.2433	0.7418	0.2349	0.0259	0.0000
30-Sep-2020	6.2792	4.7264	2.5119	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

For the avoidance of doubt, the methodology adopted to calculate the table above is substantially the same as the methodology adopted to calculate the make-whole table in the Indenture.

The exact Class A Share Prices and Effective Dates may not be set forth in the table above, in which case:

(i)          if the Class A Share Price is between two Class A Share Prices in the table above or the Effective Date is between two Effective Dates in the table, the number of Additional Class A Share shall be determined by a straight-line interpolation between the number of Additional Class A Shares set forth for the higher and lower Class A Share Prices and the earlier and later Effective Dates, as applicable, based on a 365-day year;

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(ii)         if the Class A Share Price is greater than US$69.40 per Class A Share (subject to adjustment in the same manner as the Class A Share Prices set forth in the column headings of the table above pursuant to subsection (d) above), no Additional Class A Shares shall be added to the Conversion Rate; and

(iii)        if the Class A Share Price is less than US$29.25 per Class A Share (subject to adjustment in the same manner as the Class A Share Prices set forth in the column headings of the table above pursuant to subsection (d) above), no Additional Class A Shares shall be added to the Conversion Rate.

Notwithstanding the foregoing, in no event shall the Conversion Rate per US$1,000 principal amount of Notes exceed 34.1878 shares, subject to adjustment in the same manner as the Conversion Rate pursuant to Section 4.2.

(f)          Nothing in this Section 4.1 shall prevent an adjustment to the Conversion Rate pursuant to Section 4.2.

(g)          Whenever any provision of this Note requires the Company to calculate the Last Reported Sale Prices or the ADS Price for purposes of a Make-Whole Fundamental Change over a span of multiple days, the Board of Directors shall make appropriate adjustments to each account for any adjustment to the Conversion Rate that becomes effective pursuant to Section 4.2, or any event requiring an adjustment to the Conversion Rate pursuant to Section 4.2 where the Record Date, effective date or expiration date, as the case may be, of the event occurs, at any time during the period when such Last Reported Sale Prices or ADS Prices are to be calculated.

4.2         Adjustment of Conversion Rate. If the number of Class A Shares represented by the ADSs is changed, after the date of this Note, for any reason other than one or more of the events described in this Section 4.2, the Company shall make an appropriate adjustment to the Conversion Rate such that the number of Class A Shares represented by the ADSs upon which any conversion of this Note is based remains the same.

Notwithstanding the adjustment provisions described in this Section 4.2, if the Company distributes to holders of the Class A Shares any cash, rights, options, warrants, shares of capital stock or similar equity interest, evidences of indebtedness or other assets or property of the Company (but excluding Expiring Rights) and a corresponding distribution is not made to holders of the ADSs, but, instead, the ADSs shall represent, in addition to Class A Shares, such cash, rights, options, warrants, shares of Capital Stock or similar equity interest, evidences of indebtedness or other assets or property of the Company, then an adjustment to the Conversion Rate described in this Section 4.2 shall not be made until and unless a corresponding distribution (if any) is made to holders of the ADSs, and such adjustment to the Conversion Rate shall be based on the distribution made to the holders of the ADSs and not on the distribution made to the holders of the Class A Shares. However, in the event that the Company issues or distributes to all holders of the Class A Shares any Expiring Rights, notwithstanding the immediately preceding sentence, the Company shall adjust the Conversion Rate pursuant to Section 4.2(b) (in the case of in-the-money Expiring Rights entitling holders of the Class A Shares for a period of not more than 45 calendar days after the announcement date of such issuance to subscribe for or purchase Class A Shares or ADSs) or Section 4.2(c) (in the case of all other Expiring Rights).

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For the avoidance of doubt, if any event described in this Section 4.2 results in a change to the number of Class A Shares represented by the ADSs, then such change shall be deemed to satisfy the Company’s obligation to effect the relevant adjustment to the Conversion Rate on account of such event to the extent such change produces the same economic result as the adjustment to the Conversion Rate that would otherwise have been on account of such event.

Subject to the foregoing, the Conversion Rate shall be adjusted from time to time by the Company if any of the following events occurs, except that the Company shall not make any adjustments to the Conversion Rate if the Holder participates (other than in the case of a share split or share combination), at the same time and upon the same terms as holders of the Class A Shares and solely as a result of holding the Note, in any of the transactions described in this Section 4.2, without having to convert the Note, as if it held a number of Class A Shares equal to the Conversion Rate, multiplied by the principal amount of the Note held by the Holder.

(a)          If the Company exclusively issues Class A Shares as a dividend or distribution on the Class A Shares, or if the Company effects a share split or share combination, the Conversion Rate shall be adjusted based on the following formula:

where,

CR0 =	the Conversion Rate in effect immediately prior to the close of business on the Record Date for such dividend or distribution, or immediately prior to the close of business on the effective date of such share split or share combination, as applicable;

CR1 =	the Conversion Rate in effect immediately after the close of business on such Record Date or immediately after the close of business on such effective date, as applicable;

OS0 =	the number of Class A Shares outstanding immediately prior to the close of business on such Record Date or immediately prior to the close of business on such effective date, as applicable; and

OS1 =	the number of Class A Shares outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this Section 4.2(a) shall become effective immediately after the close of business on the Record Date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination, as applicable. If any dividend or distribution of the type described in this Section 4.2(a) is declared but not so paid or made, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

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(b)          If the Company issues to all or substantially all holders of the Class A Shares (directly in or in the form of ADSs) any rights, options or warrants entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase Class A Shares (directly or in the form of ADSs) at a price per Class A Share that is less than the average of the Last Reported Sale Prices of the Class A Shares, for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, the Conversion Rate shall be increased based on the following formula:

where,

CR0 =	the Conversion Rate in effect immediately prior to the close of business on the Record Date for such issuance;

CR1 =	the Conversion Rate in effect immediately after the close of business on such Record Date;

OS0 =	the number of Class A Shares outstanding immediately prior to the close of business on such Record Date;

X =	the total number of Class A Shares (directly or in the form of ADSs) deliverable pursuant to such rights, options or warrants; and

Y =	the number of Class A Shares equal to (i) the aggregate price payable to exercise such rights, options or warrants, divided by (ii) the average of the Last Reported Sale Prices of the Class A Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this Section 4.2(b) shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the close of business on the Record Date for the Class A Shares (directly or in the form of ADSs), as applicable, for such issuance. To the extent that Class A Shares or ADSs are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Class A Shares actually delivered (directly or in the form of ADSs). If such rights, options or warrants are not so issued, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such the Record Date for such issuance had not occurred.

For purposes of this Section 4.2(b), in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Class A Shares (directly or in the form of ADSs) at a price per Class A Share that is less than such average of the Last Reported Sale Prices of the Class A Shares, for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for such issuance, and in determining the aggregate offering price of such Class A Shares (directly or in the form of ADSs), there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.

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(c)          If the Company distributes shares of its Capital Stock, evidences of its indebtedness, other assets or property of the Company or rights, options or warrants to acquire its Capital Stock or other securities, to all or substantially all holders of the Class A Shares (directly or in the form of ADSs), excluding (i) dividends, distributions or issuances as to which an adjustment was effected pursuant to Section 4.2(a) or Section 4.2(b), (ii) dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to Section 4.2(d), and (iii) Spin-Offs as to which the provisions set forth below in this Section 4.2(c) shall apply (any of such shares of Capital Stock, evidences of indebtedness, other assets or property or rights, options or warrants to acquire Capital Stock or other securities of the Company, the “Distributed Property”), then the Conversion Rate shall be increased based on the following formula:

where,

CR0 =	the Conversion Rate in effect immediately prior to the close of business on the Record Date for such distribution;

CR1 =	the Conversion Rate in effect immediately after the close of business on such Record Date;

SP0 =	the average of the Last Reported Sale Prices of the Class A Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV =	the fair market value (as determined by the Board of Directors) of the Distributed Property with respect to each outstanding Class A Share (directly or in the form of ADSs) on the Record Date for such distribution.

Any increase made under the portion of this Section 4.2(c) above shall become effective immediately after the close of business on the Record Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such distribution had not been declared. Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, the Holder shall receive, in respect of each US$1,000 principal amount thereof, at the same time and upon the same terms as holders of the Class A Shares receive the Distributed Property, the amount and kind of Distributed Property the Holder would have received if the Holder owned a number of Class A Shares equal to the Conversion Rate in effect on the Record Date for the distribution.

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With respect to an adjustment pursuant to this Section 4.2(c) where there has been a payment of a dividend or other distribution on the Class A Shares (directly or in the form of ADSs) of shares of Capital Stock of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit of the Company, that are, or, when issued, will be, listed or admitted for trading on a U.S. national securities exchange (a “Spin-Off”), the Conversion Rate shall be increased based on the following formula:

where,

CR0 =	the Conversion Rate in effect immediately prior to the end of the Valuation Period;

CR1 =	the Conversion Rate in effect immediately after the end of the Valuation Period;

FMV0 =	the average of the Last Reported Sale Prices of the Capital Stock or similar equity interest distributed to holders of the Class A Shares (directly or in the form of ADSs) applicable to one Class A Share (determined by reference to the definition of Last Reported Sale Price as if references therein to the ADSs were to such Capital Stock or similar equity interest) over the first 10 consecutive Trading Day period after, and including, the Ex-Dividend Date of the Spin-Off (the “Valuation Period”); and

MP0 =	the average of the Last Reported Sale Prices of the Class A Shares over the Valuation Period.

The adjustment to the Conversion Rate under the preceding paragraph shall occur on the last Trading Day of the Valuation Period; provided that in respect of any conversion during the Valuation Period, references in the portion of this Section 4.2(c) related to Spin-Offs to 10 Trading Days shall be deemed to be replaced with such lesser number of Trading Days as have elapsed from, and including, the Ex-Dividend Date of such Spin-Off to, and including, the Conversion Date in determining the Conversion Rate.

For purposes of this Section 4.2(c) (and subject in all respect to Section 4.2(f)), rights, options or warrants distributed by the Company to all holders of the Class A Shares (directly or in the form of ADSs) entitling them to subscribe for or purchase shares of the Company’s Capital Stock, including Class A Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such Class A Shares (directly or in the form of ADSs); (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Class A Shares (directly or in the form of ADSs), shall be deemed not to have been distributed for purposes of this Section 4.2(c) (and no adjustment to the Conversion Rate under this Section 4.2(c) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 4.2(c). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of this Note, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Record Date with respect to new rights, options or warrants with such rights (in which case the existing rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the immediately preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 4.2(c) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or purchased without exercise by any holders thereof, upon such final redemption or purchase (x) the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued and (y) the Conversion Rate shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per Class A Share redemption or purchase price received by a holder or holders of Class A Shares (directly or in the form of ADSs) with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Class A Shares (directly or in the form of ADSs) as of the date of such redemption or purchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options and warrants had not been issued.

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For purposes of Section 4.2(a), Section 4.2(b) and this Section 4.2(c), any dividend or distribution to which this Section 4.2(c) is applicable that also includes one or both of:

(A)         a dividend or distribution of Class A Shares (directly or in the form of ADSs) to which Section 4.2(a) is applicable (the “Clause A Distribution”); or

(B)         a dividend or distribution of rights, options or warrants to which Section 4.2(b) is applicable (the “Clause B Distribution”),

then (1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 4.2(c) is applicable (the “Clause C Distribution”) and any Conversion Rate adjustment required by this Section 4.2(c) with respect to such Clause C Distribution shall then be made, and (2) the Clause A Distribution and Clause B Distribution shall be deemed to immediately follow the Clause C Distribution and any Conversion Rate adjustment required by Section 4.2(a) and Section 4.2(b) with respect thereto shall then be made, except that, if determined by the Company (I) the “Record Date” of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Record Date of the Clause C Distribution and (II) any Class A Shares (directly or in the form of ADSs) included in the Clause A Distribution or Clause B Distribution shall be deemed not to be “outstanding immediately prior to the close of business on such Record Date or immediately after the open of business on such effective date, as applicable” within the meaning of Section 4.2(a) or “outstanding immediately prior to the close of business on such Record Date” within the meaning of Section 4.2(b).

(d)          If any cash dividend or distribution is made to all or substantially all holders of the Class A Shares (directly or in the form of ADSs), the Conversion Rate shall be adjusted based on the following formula:

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where,

CR0 =	the Conversion Rate in effect immediately prior to the close of business on the Record Date for such dividend or distribution;

CR1 =	the Conversion Rate in effect immediately after the close of business on such Record Date;

SP0 =	the Last Reported Sale Price of the Class A Shares on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and

C =	the amount in cash per Class A Share the Company distributes to all or substantially all holders of the Class A Shares (directly or in the form of ADSs).

Any increase pursuant to this Section 4.2(d) shall become effective immediately after the close of business on the Record Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be decreased, effective as of the date the Board of Directors determines not to make or pay such dividend or distribution, to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared. Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, the Holder shall receive, for each US$1,000 principal amount of the Note, at the same time and upon the same terms as holders of the Class A Shares (directly or in the form of ADSs), the amount of cash that the Holder would have received if the Holder owned a number of Class A Shares equal to the Conversion Rate on the Record Date for such cash dividend or distribution.

(e)          If the Company or any of its Subsidiaries make a payment in respect of a tender or exchange offer for the Class A Shares (directly or in the form of ADSs), to the extent that the cash and value of any other consideration included in the payment per Class A Share exceeds the average of the Last Reported Sale Prices of the Class A Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires, the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

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CR1	=	the Conversion Rate in effect immediately after the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC	=	the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for Class A Shares (directly or in the form of ADSs) purchased in such tender or exchange offer;

OS0	=	the number of Class A Shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all Class A Shares (directly or in the form of ADSs) accepted for purchase or exchange in such tender or exchange offer);

OS1	=	the number of Class A Shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all Class A Shares (directly or in the form of ADSs) accepted for purchase or exchange in such tender or exchange offer); and

SP1	=	the average of the Last Reported Sale Prices of the Class A Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The adjustment to the Conversion Rate under this Section 4.2(e) shall occur at the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion within the 10 Trading Days immediately following, and including, the expiration date of any tender or exchange offer, references in this Section 4.2(e) with respect to 10 Trading Days shall be deemed replaced with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the expiration date of such tender or exchange offer to, and including, the Conversion Date in determining the Conversion Rate. No adjustment to the Conversion Rate under this Section 4.2(e) shall be made if such adjustment would result in a decrease in the Conversion Rate. In the event that the Company or one of the Company’s Subsidiaries is obligated to purchase Class A Shares (directly or in the form of ADSs) pursuant to any such tender offer or exchange offer, but the Company or such Subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such tender offer or exchange offer had not been made.

(f)          Except as stated herein, the Company shall not adjust the Conversion Rate for the issuance of Class A Shares or ADSs or any securities convertible into or exchangeable for Class A Shares or ADSs or the right to purchase Class A Shares or ADSs or such convertible or exchangeable securities.

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(g)          In addition to those adjustments required by subsections (a), (b), (c), (d) and (e) of this Section 4.2, and to the extent permitted by applicable Law and subject to the applicable rules of The New York Stock Exchange and any other securities exchange on which any of the Company’s securities are then listed, the Company from time to time may increase the Conversion Rate by any amount for a period of at least 20 Business Days if the Board of Directors determines that such increase would be in the Company’s best interest, and the Company may (but is not required to) increase the Conversion Rate to avoid or diminish any income tax to holders of the Class A Shares or the ADSs or rights to purchase Class A Shares or ADSs in connection with a dividend or distribution of Class A Shares or ADSs (or rights to acquire Class A Shares or ADSs) or similar event.

(h)          Notwithstanding anything to the contrary in this Section 4.2, the Conversion Rate shall not be adjusted:

(i)          upon the issuance of any Class A Shares or ADSs pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in Class A Shares or ADSs under any plan;

(ii)         upon the issuance of any Class A Shares or ADSs or options or rights to purchase those Class A Shares or ADSs pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of the Company’s Subsidiaries;

(iii)        upon the issuance of any Class A Shares or ADSs pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (ii) of this subsection and outstanding as of the date this Note was first issued;

(iv)        solely for a change in the par value of the Class A Shares or ADSs ;

(v)         for accrued and unpaid interest, if any;

(vi)        for the sale or issuance of any Class A Shares or ADSs or securities convertible into or exercisable for any Class A Shares or ADSs for cash, including at a price per share less than the fair market value thereof or otherwise, except as described in clauses (a), (b), (c), (d) or (e) of this Section 4.2, or in an acquisition (other than as described in Section 4.1); or

(vii)       for a third-party tender offer.

(i)          All calculations and other determinations under this Section 4.2 shall be made by the Company and shall be made to the nearest one-ten thousandth (1/10,000) of a Class A Shares.

(j)          Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall mail such notice of such adjustment of the Conversion Rate to the Holder.

(k)          For purposes of this Article 4, the number of Class A Shares at any time outstanding shall not include Class A Shares held in the treasury of the Company (directly or in the form of ADSs) so long as the Company does not pay any dividend or make any distribution on Class A Shares held in the treasury of the Company (directly or in the form of ADSs), but shall include Class A Shares issuable in respect of scrip certificates issued in lieu of fractions of Class A Shares.

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(l)          For purposes of this Section 4.2, the “effective date” means the first date on which the ADSs trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share split or share combination, as applicable.

4.3         Adjustments of Prices. Whenever any provision of this Note requires the Company to calculate the Last Reported Sale Prices or the Class A Share Price for purposes of a Make-Whole Fundamental Change over a span of multiple days, the Board of Directors shall make appropriate adjustments to each to account for any adjustment to the Conversion Rate that becomes effective pursuant to Section 4.2, or any event requiring an adjustment to the Conversion Rate pursuant to Section 4.2 where the Record Date, effective date or expiration date, as the case may be, of the event occurs, at any time during the period when such Last Reported Sale Prices or Class A Share Prices are to be calculated.

4.4         Effect of Recapitalizations, Reclassifications and Changes of the Class A Shares.

(a)          In the case of:

(i)          any recapitalization, reclassification or change of the Class A Shares (other than changes resulting from a subdivision or combination),

(ii)         any consolidation, merger, combination or similar transaction involving the Company,

(iii)        any sale, lease or other transfer to a third party of the consolidated assets of the Company and the Company’s Subsidiaries substantially as an entirety; or

(iv)        any statutory share exchange,

in each case, as a result of which the Class A Shares (directly or in the form of ADSs) would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (any such event, a “Merger Event”), then, prior to or at the effective time of such Merger Event, the Company or the successor or purchasing Person, as the case may be, shall execute an amendment to this Note providing that, at and after the effective time of such Merger Event, the right to convert the Note shall be changed into a right to convert the Note into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of Class A Shares equal to the Conversion Rate immediately prior to such Merger Event would have owned or been entitled to receive (the “Reference Property”, with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one Class A Share is entitled to receive) upon such Merger Event; provided, however, that at and after the effective time of the Merger Event the number of Class A Shares otherwise deliverable upon any conversion of the Note in accordance with Article 3 shall instead be deliverable in the amount and type of Reference Property that a holder of that number of Class A Shares would have been entitled to receive in such Merger Event.

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If the Merger Event causes the Class A Shares (directly or in the form of ADSs) to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of holder election), then (i) the Reference Property into which the Note will be convertible shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Class A Shares (directly or in the form of ADSs) that affirmatively make such an election, and (ii) the unit of Reference Property for purposes of the immediately preceding paragraph shall refer to the consideration referred to in clause (i) attributable to one Class A Shares. The Company shall provide written notice to the Holder of such weighted average as soon as practicable after such determination is made.

Such amendment described in the second immediately preceding paragraph shall provide for anti-dilution and other adjustments that shall be as nearly equivalent as is practicable to the adjustments provided for in this Article 4 (it being understood that no such adjustments shall be required with respect to any portion of the Reference Property that does not consist of shares of Common Equity (however evidenced) or depositary receipts in respect thereof). If, in the case of any Merger Event, the Reference Property includes shares of stock, securities or other property or assets (including cash or any combination thereof) of a Person other than the Company or the successor or purchasing Person, as the case may be, in such Merger Event, then such other Person shall also execute such amendment, and such amendment shall contain such additional provisions to protect the interests of the Holder, including the rights of the Holder to require the Company to repurchase this Note upon a Fundamental Change pursuant to Article 5 as the Board of Directors shall reasonably consider necessary by reason of the foregoing.

(b)          None of the foregoing provisions shall affect the right of the Holder to convert this Note into Class A Shares as set forth in Article 3 prior to the effective date of such Merger Event.

(c)          The above provisions of this Section 4.3 shall similarly apply to successive Merger Events.

4.5         No Adjustment. Notwithstanding anything herein to the contrary, no adjustment under this Article 4 shall be required to be made to the Conversion Rate if the Company receives written notice from the Holder that no such adjustment is required.

4.6         Certain Covenants.

(a)          The Company covenants that all Class A Shares delivered upon any conversion of this Note will be fully paid and non-assessable by the Company and free from all taxes, liens and charges with respect to the issue thereof.

(b)          The Company covenants that if any Class A Shares to be provided for the purpose of any conversion of this Note require registration with or approval of any Governmental Authority under any Law before such Class A Shares may be validly issued upon conversion, the Company will, to the extent then permitted by applicable Law, secure such registration or approval, as the case may be.

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(c)          The Company further covenants to take all actions and obtain all approvals and registrations required with respect to any conversion of this Note into Class A Shares, and shall reserve for issuance an adequate number of Class A Shares, such that Class A Shares can be delivered in accordance with the terms of this Note upon any conversion hereunder. In addition, the Company further covenants to provide the Holder with a reasonably detailed description of the mechanics for the delivery of Class A Shares upon any conversion of this Note upon request.

4.7         Notice for Certain Actions. In case of any (a) action by the Company or one of its Subsidiaries that would require an adjustment in the Conversion Rate pursuant to Section 4.2, (b) Merger Event or (c) voluntary or involuntary dissolution, liquidation or winding-up of the Company or any of its Subsidiaries, then, in each case (unless notice of such event is otherwise required pursuant to another provision of this Note), the Company shall deliver a written notice to the Holder, as promptly as possible but in any event at least 20 days prior to the applicable date hereinafter specified, stating (i) the date on which a record is to be taken for the purpose of such action by the Company or one of its Subsidiaries or, if a record is not to be taken, the date as of which the holders of Class A Shares, of record are to be determined for the purposes of such action by the Company or one of its Subsidiaries, or (ii) the date on which such Merger Event, dissolution, liquidation or winding-up is expected to become effective or occur, and the date as of which it is expected that holders of Class A Shares, of record shall be entitled to exchange their Class A Shares, for securities or other property deliverable upon such Merger Event, dissolution, liquidation or winding-up.

4.8         Termination of Depository Receipt Program. If the Class A Shares cease to be represented by ADSs issued under a depositary receipt program sponsored by the Company, all references in this Note to the ADSs shall be deemed to have been replaced by a reference to the number of Class A Shares (and other property, if any) represented by the ADSs on the last day on which the ADSs represented the Class A Shares and as if the Class A Shares and the other property had been distributed to holders of the ADSs on that day. In addition, all references to the Last Reported Sale Price of the ADSs will be deemed to refer to the Last Reported Sale Price of the Class A Shares, and other appropriate adjustments, including adjustments to the Conversion Rate, will be made to reflect such change. In making such adjustments, where currency translations between U.S. dollars and any other currency are required, the exchange rate in effect on the date of determination will apply.

Article 5

REPURCHASE at Option of the Holder Upon a Fundamental Change

5.1         Option of the Holder. If a Fundamental Change occurs at any time, the Holder shall have the right, at its option, to require the Company to repurchase for cash all of the Note or any portion thereof on the date (the “Fundamental Change Repurchase Date”) notified in writing by the Company as set forth in Section 5.2 that is not less than 20 Business Days or more than 35 Business Days following the date of the Fundamental Change Company Notice (as defined below) at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”), unless the Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, in which case the Company shall instead pay the full amount of accrued and unpaid interest to the Holder as of such Regular Record Date, and the Fundamental Change Repurchase Price shall be equal to 100% of the principal amount of Notes to be repurchased pursuant to this Article 5.

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5.2         Delivery of Notice and the Note by the Holder.

(a)          Repurchases of the Note under this Article 5 shall be made, at the option of the Holder thereof, upon: (i) delivery by the Holder to the Company of a duly completed notice (the “Fundamental Change Repurchase Notice”), in the form attached hereto as Exhibit A, on or before the close of business on the second Business Day immediately preceding the Fundamental Change Repurchase Date; and (ii) delivery of the Note to the Company at any time after delivery of the Fundamental Change Repurchase Notice (together with all necessary endorsements for transfer), such delivery being a condition to receipt by the Holder of the Fundamental Change Repurchase Price therefor.

(b)          Each Fundamental Change Repurchase Notice delivered pursuant to this Section 5.2(a) shall state (a) the portion of the principal amount of the Note to be repurchased and (ii) that the Note is to be repurchased by the Company pursuant to the applicable provisions of this Note.

(c)          Notwithstanding anything herein to the contrary, the Holder shall have the right to withdraw, in whole or in part, such Fundamental Change Repurchase Notice at any time prior to the close of business on the second Business Day immediately preceding the Fundamental Change Repurchase Date by delivery of a written notice of withdrawal to the Company in accordance with Section 5.5.

5.3         Fundamental Change Company Notice. On or before the 20th calendar day after the occurrence of the effective date of a Fundamental Change, the Company shall provide to the Holder a written notice (the “Fundamental Change Company Notice”) by first class mail of the occurrence of the effective date of the Fundamental Change and of the repurchase right at the option of the Holder arising as a result thereof. Each Fundamental Change Company Notice shall specify:

(a)          the events causing the Fundamental Change;

(b)          the date of the Fundamental Change;

(c)          the last date on which the Holder may exercise the repurchase right pursuant to this Article 5;

(d)          the Fundamental Change Repurchase Price;

(e)          the Fundamental Change Repurchase Date;

(f)          if applicable, the Conversion Rate and any adjustments to the Conversion Rate;

(g)          that the Note may be converted only if any Fundamental Change Repurchase Notice that has been delivered by the Holder has been withdrawn in accordance with the terms of this Note; and

(h)          the procedures that the Holder must follow to require the Company to repurchase the Note.

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No failure of the Company to give the foregoing notices and no defect therein shall limit the Holder’s repurchase rights or affect the validity of the proceedings for the repurchase of the Note pursuant to this Article 5.

5.4         No Repurchase in the Event of Acceleration. Notwithstanding the foregoing, the Note may not be repurchased by the Company on any date at the option of the Holder upon a Fundamental Change if the principal amount of the Note has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a default by the Company in the payment of the Fundamental Change Repurchase Price with respect to the Note).

5.5         Withdrawal of Repurchase Notice or Fundamental Change Repurchase Notice. A Fundamental Change Repurchase Notice may be withdrawn (in whole or in part) by means of a duly completed written notice of withdrawal delivered to the Company in accordance with this Section 5.5 at any time prior to the close of business on the second Business Day immediately preceding the Fundamental Change Repurchase Date, specifying (a) the principal amount of the Note with respect to which such notice of withdrawal is being submitted and (b) the principal amount, if any, of the Note that remains subject to the original Fundamental Change Repurchase Notice.

5.6         Payment of Fundamental Change Repurchase Price.

(a)          On or prior to 10:00 a.m., London time, on one Business Day prior to the Fundamental Change Repurchase Date, the Company shall set aside, segregate and hold in trust for the benefit of the Holder an amount of money sufficient to repurchase the applicable portion of the Note to be repurchased at the appropriate Fundamental Change Repurchase Price. Payment for the applicable portion of the Note surrendered for repurchase (and not withdrawn in accordance with Section 5.5) will be made on the later of (i) the Fundamental Change Repurchase Date (provided the Holder has satisfied the conditions in this Article 5) and (ii) the time of delivery of the applicable portion of the Note by the Holder to the Company in the manner required by Section 5.2, by mailing checks for the amount payable to the Holder.

(b)          If by 10:00 a.m., London time, on one Business Day prior to the Fundamental Change Repurchase Date, the Company holds money sufficient to make payment on the applicable portion of the Note to be repurchased on such Fundamental Change Repurchase Date, then, with respect to the applicable portion of the Note that has been properly surrendered for repurchase and not validly withdrawn, on such Fundamental Change Repurchase Date, (i) such portion of the Note will cease to be outstanding, (ii) interest will cease to accrue on such portion of the Note and (iii) in the event the entire outstanding amount of the Note is surrendered by the Holder to be repurchased, all other rights of the Holder will terminate (other than the right to receive the Fundamental Change Repurchase Price).

(c)          Upon the surrender of the Note that is to be repurchased in part pursuant to this Article 5, the Company shall execute and deliver to the Holder a new Note in an authorized denomination equal in principal amount to the unrepurchased portion of the Note.

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5.7         Covenant to Comply with Applicable Laws Upon Repurchase of the Note. In connection with any repurchase offer, the Company will, if required, comply with all federal and state securities laws in connection with any offer by the Company to repurchase the Note so as to permit the rights and obligations under this Article 5 to be exercised in the time and in the manner specified in this Article 5.

Article 6

COVENANTS

6.1         Payment of Principal and Interest. The Company covenants and agrees that it will cause to be paid the principal (including, if applicable, the Fundamental Change Repurchase Price) of, and accrued and unpaid interest on, the Note at the respective times and in the manner provided herein.

6.2         Existence. Subject to Article 7, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.

6.3         Reserved.

6.4         No Withholding. All payments and deliveries made by, or on behalf of, the Company or any successor to the Company under or with respect to this Note, including, but not limited to, payments of principal (including, if applicable, the Fundamental Change Repurchase Price), payments of interest and deliveries of Class A Shares (together with payments of cash for any fractional Class A Share) upon any conversion of the Note, shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which the Company or any successor to the Company is, for tax purposes, organized or resident or doing” business or through which payment is made or deemed made (or any political subdivision or taxing authority thereof or therein), unless such withholding or deduction is required by Law or by regulation or governmental policy having the force of law.

6.5         Stay, Extension and Usury Laws. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other Law that would prohibit or forgive the Company from paying all or any portion of the principal of or interest on the Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of the Note; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such Law, and covenants that it will not, by resort to any such Law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such power as though no such Law had been enacted.

6.6         Compliance Certificates; Statements as to Defaults. The Company shall deliver to the Holder within 120 days after the end of each fiscal year of the Company (beginning with the fiscal year ending on December 31, 2015) and within 14 days of a written request made by the Holder a certificate executed by an executive officer of the Company stating that a review has been conducted of the Company’s activities under this Note and whether the Company has fulfilled its obligations hereunder, and whether such officer thereof have knowledge of any Default by the Company that occurred during the previous year that is then continuing and, if so, specifying each such Default and the nature thereof. The Company shall deliver to the Holder, as soon as possible, and in any event within 30 days after the Company becomes aware of the occurrence of any Default if such Default is then continuing, an Officers’ Certificate setting forth the details of such Default, its status and the action that the Company is taking or proposing to take in respect thereof.

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6.7         Amendment of Note. The Company and Holder each acknowledge and agree that, notwithstanding anything to the contrary herein, the execution of any supplemental indenture to the Indenture shall not be deemed an amendment, modification, addition or deletion of the terms of this Note or other change in rights, duties or immunities of the parties hereto. In the event of any such supplemental indenture to the Indenture, at the request of the Holder, the Company agrees to negotiate in good faith with the Holder to prepare and execute an amendment to this Note to reflect any amendment(s), modification(s), addition(s) and/or deletion(s) to the terms this Note necessary to conform to the applicable terms of any such supplemental indenture to the Indenture.

6.8         Further Instruments and Acts. Upon request of the Holder, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Note.

6.9         New Note Instruments. Upon request of the Holder for the Note to be broken down into a number of note instruments of smaller principal amounts, the Company shall issue additional note instruments of such smaller principal amounts without charge within three (3) Business Days after the date of such request, provided that the existing note instrument of this Note shall be returned by the Holder to the Company for cancellation.

6.10       Replacement of Note. Upon the loss, theft, destruction or mutilation of this Note (and in the case of loss, theft or destruction, of indemnity from the Holder reasonably satisfactory to the Company, or in the case of mutilation, upon surrender and cancellation thereof), the Company shall at its own expense within five (5) Business Days execute and deliver to the Holder, in lieu thereof, a new Note, dated and bearing interest from the date hereof.

6.11       PFIC Disclosure. The Company shall use its reasonable best efforts to avoid the Company or any of its Subsidiaries being classified as a “passive foreign investment company” (a “PFIC”) as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for the current and any future taxable year. Within seventy-five (75) days from the end of each taxable year of the Company, the Company shall determine whether the Company or any of its Subsidiaries was a PFIC in such taxable year. Upon either Purchaser’s request, the Company shall make available to such Purchaser all information the Company used to determine whether the Company or, if applicable, any of its Subsidiaries was a PFIC in a taxable year. If the Company determines that the Company or, if applicable, any of its Subsidiaries was a PFIC in a taxable year (or if the U.S. Internal Revenue Service or such Purchaser informs the Company that it has so determined), the Company shall, within one hundred and five (105) days from the end of such taxable year, inform such Purchaser of such determination and shall provide or cause to be provided to such Purchaser upon request a complete and accurate “PFIC Annual Information Statement” as described in Section 1.1295-1(g)(1) of the U.S. Treasury Regulations for the Company or the applicable Subsidiary of the Company.

6.12       Most Favorable Terms and Treatment.

(a)          The Company represents and warrants to the Holder that, since July 1, 2015 until the date hereof, it has not issued or offered to issue any New Securities to any Person with terms or conditions which are more favorable to such Person than those terms and conditions provided to the Holder in the Transaction Documents.

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(b)          In the event that the Company (i) breaches the representation and warranty made by it in Section 6.12(a) or, (ii) from the date hereof until the 6-month anniversary of the date hereof, offers any New Securities to any Person with terms or conditions which are more favorable to such Person than those terms and conditions provided to the Holder in the Transaction Documents, each Holder shall be entitled to such more favorable terms and conditions and the Company and the Holder shall take all necessary actions, including amending the terms and conditions of the Transaction Documents, to apply such more favorable terms and conditions to the transactions contemplated by the Transaction Documents unless otherwise waived by the Holder in writing.

(c)          Notwithstanding the foregoing Section 6.12(b), in the event that the Company (i) breaches the representation and warranty made by it in Section 6.12(a) by selling or offering to sell any New Securities to any Person at a price per share (on an as-converted basis) less than the Per Share Purchase Price or, (ii) from the date hereof until the 6-month anniversary of the date hereof, offers any New Securities to any Person at a price per share (on an as-converted basis) less than the Per Share Purchase Price, the average purchase price per share for the Purchased Shares and the Additional Shares shall be reduced to an amount equal to the price per share (on an as-converted basis) sold or offered to such other Person (the “Adjusted Per Share Purchase Price”). For all purposes under the Transaction Documents (including the determination of the Conversion Rate under the Note), the Per Share Purchase Price shall be deemed to be reduced to the Adjusted Per Share Purchase Price.

Article 7

CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

7.1         Company May Consolidate, Etc. on Certain Terms. Subject to the provisions of Section 7.2, the Company shall not consolidate with, merge with or into, or sell, convey, transfer or lease all or substantially all of its properties and assets to another Person unless:

(a)          the resulting, surviving or transferee Person (the “Successor Company”), if not the Company, shall be a corporation, organized and existing under the laws of the United States of America, any State thereof, the District of Columbia, the Cayman Islands, the British Virgin Islands, Bermuda or Hong Kong and the Successor Company (if not the Company) shall expressly assume all of the obligations of the Company under the Note and the Subscription Agreement; and

(b)          immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing under this Note.

For purposes of this Section 7.1, the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of one or more Subsidiaries of the Company to another Person, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Company to another Person.

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7.2        Successor Corporation to Be Substituted. In case of any such consolidation, merger, sale, conveyance, transfer or lease and upon the assumption by the Successor Company of the due and punctual payment of the principal of and accrued and unpaid interest on the Note, the due and punctual delivery or payment, as the case may be, of any consideration due upon conversion of the Note and the due and punctual performance of all of the covenants and conditions of the Note to be performed by the Company, such Successor Company (if not the Company) shall succeed to and, except in the case of a lease of all or substantially all of the Company’s properties and assets, shall be substituted for the Company, with the same effect as if it had been named herein as the party of the first part. In the event of any such consolidation, merger, sale, conveyance or transfer (but not in the case of a lease), upon compliance with this Article 7 the Person named as the “Company” in the first paragraph of the Note (or any successor that shall thereafter have become such in the manner prescribed in this Article 7) may be dissolved, wound up and liquidated at any time thereafter and, except in the case of a lease, such Person shall be released from its liabilities as obligor and maker of the Note and from its obligations under the Note.

7.3         Officers’ Certificate to be Given to Holder. No consolidation, merger, sale, conveyance, transfer or lease shall be effective unless the Holder shall receive an Officers’ Certificate as conclusive evidence that any such consolidation, merger, sale, conveyance, transfer or lease and any such assumption complies with the provisions of this Article 7.

Article 8

NO RIGHTS AS SHAREHOLDER PRIOR TO CONVERSION

For the avoidance of doubt, the Holder hereby acknowledges and agrees that it has not been conferred with any of the rights of a shareholder of the Company under the Note, including the right to vote as such, by any of the provisions hereof or any right (a) to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, (b) to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of shares, reclassification of shares, change of par value, or change of shares to no par value, consolidation, merger, scheme of arrangement, conveyance, or otherwise), (c) to receive notice of meetings or to receive in-kind dividends or subscription rights or otherwise until the Note shall have been converted in whole and all Class A Shares issuable upon the whole conversion hereof shall have been issued, as provided for in the Note.

Article 9

CANCELLATION

After all amounts at any time owing on the Note have been paid in full or upon the conversion of the Note in full pursuant to Article 3, the Note shall be surrendered to the Company for cancellation and shall not be reissued.

Article 10

NO REDEMPTION or prepayment

This Note shall not be redeemable or pre-paid by the Company prior to the Maturity Date, and no sinking fund is provided for this Note.

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Article 11

MISCELLANEOUS

11.1       Termination of Rights. All rights under this Note shall terminate when (a) all amounts at any time owing on the Note have been paid in full or (ii) the Note is converted in full pursuant to the terms set forth in Article 3.

11.2       Provisions Binding on Company’s Successors. All the covenants, stipulations, promises and agreements of the Company contained in the Note shall bind its successors and assigns whether so expressed or not.

11.3       Official Acts by Successor Company. Any act or proceeding by any provision of the Note authorized or required to be done or performed by any board, committee or Officer of the Company shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation or other entity that shall at the time be the lawful sole successor of the Company.

11.4       Amendments and Waivers; Notice. The amendment or waiver of any term of the Note shall be subject to the written consent of the Holder and the Company. The provision of notice shall be made pursuant to the terms of the Subscription Agreement.

11.5       Transfer Restrictions.

(a)          The Holder covenants that the Note and/or the Class A Shares issuable upon conversion of the Note will only be disposed of pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with any applicable state securities laws. In connection with any transfer of Notes and/or the Class A Shares issuable upon conversion of the Note other than pursuant to an effective registration statement or Rule 144 promulgated under the Securities Act (“Rule 144”), the Company may require the transferor to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration under the Securities Act.

(b)          The Holder Investors agree to the imprinting, until no longer required by this Section 10.5, of the following legend on any certificate evidencing any of the Note or the Class A Shares issuable upon conversion of the Note:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY OTHER SECURITIES LAWS. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. HOLDERS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

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The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Note or the Class A Shares issuable upon conversion of the Note if, unless otherwise required by state securities laws, (i) such securities are registered for resale under the Securities Act and are transferred to a Holder pursuant to a registration statement that is effective at the time of such transfer, (ii) in connection with a sale, assignment or other transfer, such Holder provides the Company with an opinion of counsel, the form and substance of which opinion shall be reasonably acceptable to the Company, that the sale, assignment or transfer of the securities may be made without registration under the applicable requirements of the Securities Act or (iii) such Holder provides the Company with reasonable assurance that the securities can be sold, assigned or transferred pursuant to Rule 144 or have been sold under Rule 144.

(c)          Notwithstanding anything to the contrary herein, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever. This provision is intended to be a book entry system as defined in Treasury Regulations Section 5f.103-1(c) and shall be interpreted consistently therewith.

11.6       Governing Law.    THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

11.7       Arbitration.

(a)          Any dispute, controversy, difference or claim arising out of or relating to this Note, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted.

(b)          The law of this arbitration clause shall be Hong Kong law.

(c)          The seat of arbitration shall be Hong Kong.

(d)          The number of arbitrators shall be three. The arbitrators shall be appointed in accordance with the HKIAC rules. The arbitration proceedings shall be conducted in English.

(e)          It shall not be incompatible with this arbitration agreement for any party to seek interim or conservatory relief from courts of competent jurisdiction before the constitution of the arbitral tribunal.

11.8       Reserved.

11.9       Force Majeure. In no event shall the Holder be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Holder shall use reasonable efforts to resume performance as soon as practicable under the circumstances.

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11.10       Calculations. Except as otherwise provided herein, the Company shall be responsible for making all calculations called for under the Note. These calculations include, but are not limited to, determinations of the Last Reported Sale Prices, accrued interest payable on the Note, the number of Additional Class A Shares to be added to the Conversion Rate upon a Make-Whole Fundamental Change, if any, and the Conversion Rate of the Note. The Company shall make all these calculations in good faith and, absent manifest error, the Company’s calculations shall be final and binding on the Holder. The Company shall provide a schedule of its calculations to the Holder.

11.11       Delays or Omissions. No delay or failure by any party to insist on the strict performance of any provision of the Note, or to exercise any power, right or remedy, will be deemed a waiver or impairment of such performance, power, right or remedy or of any other provision of the Note, nor shall it be construed to be a waiver of any breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring.

11.12        Interpretation. If any claim is made by a party relating to any conflict, omission or ambiguity in the provisions of the Note, no presumption or burden of proof or persuasion will be implied because the Note was prepared by or at the request of any party or its counsel.

[The remainder of this page has been deliberately left blank]

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IN WITNESS WHEREOF, the Company has caused the Note to be issued on the date first above written.

COMPANY:

Soufun Holdings Limited

By:
(Signature)

Name:
Title:

[Signature Page to Convertible Note]

Exhibit A

[FORM OF FUNDAMENTAL CHANGE REPURCHASE NOTICE]

To: SOUFUN HOLDINGS LIMITED

The undersigned Holder of this Note hereby acknowledges receipt of a notice from Soufun Holdings Limited (the “Company”) as to the occurrence of a Fundamental Change with respect to the Company and specifying the Fundamental Change Repurchase Date and requests and instructs the Company to pay to the Holder in accordance with Section 5.1 of this Note (1) the entire principal amount of this Note, or the portion thereof below designated, and (2) if such Fundamental Change Repurchase Date does not fall during the period after a Regular Record Date and on or prior to the corresponding Interest Payment Date, accrued and unpaid interest thereon to, but excluding, such Fundamental Change Repurchase Date.

Principal amount to be repaid (if less than all): US$_____________

Dated:

[NAME OF HOLDER]

By:
Name:
Capacity:

Exhibit B

Registration Rights Agreement

Exhibit B to Subscription Agreement

[AGREED FORM]

REGISTRATION RIGHTS AGREEMENT

dated as of ______________, 2015

by and between

SAFARI GROUP HOLDINGS LIMITED

SAFARI GROUP CB HOLDINGS LIMITED

and

SOUFUN HOLDINGS LIMITED

Exhibit B to Subscription Agreement

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

This Agreement is made on _______________, 2015 between:

(1)	Safari Group Holdings Limited, whose registered office is at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands ;

(2)	Safari Group CB Holdings Limited, whose registered office is at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands ; and

(3)	SouFun Holdings Limited, whose registered office is at Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies (the “Company”).

Recitals:

(A)	The Company proposes to issue and sell convertible notes due 2022 and shares of its new Class A ordinary shares pursuant to a Subscription Agreement dated as of September 17, 2015 (the “Subscription Agreement”) to the parties thereto (“Financing”).

(B)	The closing of the Financing contemplated by the Subscription Agreement is conditioned upon the execution and delivery of this Agreement.

In consideration of the foregoing, and for other good and valuable consideration, the Company and the Parties hereby acknowledge and agree as follows

Article X Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

Section 10.1         Definitions

In this Agreement, unless the context otherwise requires, the capitalized terms used in this Agreement shall have the meanings ascribed to them in Part A of Schedule 1.

Section 10.2         Interpretation

In this Agreement, unless the context otherwise requires, the rules of interpretation set out in Part B of Schedule 1 shall apply.

Article XI Registration Rights

(a)          Applicability of Rights

The Shareholders shall be entitled to the following rights with respect to sales of the Company’s American Depositary Shares (“ADSs”), which is evidenced by American Depositary Receipts (“ADRs”), representing the Company’s Class A ordinary shares on the New York Stock Exchange or any subsequent exchange on which the Company’s ADSs or Class A or Class B ordinary shares are listed.

(b)          Definitions

For purposes of this Clause 2.1.2:

(i)	The terms “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement which is in a form which complies with, and is declared effective by the SEC (as defined below) in accordance with, the Securities Act.

(ii)	The term “Registrable Securities” shall mean the Class A ordinary shares of the Company held by the Shareholders.

(iii)	The term “Holder” shall mean any person owning or having the rights to acquire Registrable Securities or any permitted assignee of record of such Registrable Securities.

(iv)	The term “Registration Expenses” shall mean all expenses incurred by the Company in complying with this Clause 2, including, without limitation, all registration and filing fees, printing expenses, fees, and disbursements of counsel for the Company, and reasonable fees and disbursements of counsel for the Holders.

(v)	The term “Selling Expenses” shall mean all underwriting discounts and selling commissions applicable to the sale of Registrable Securities pursuant to this Clause 2.

Section 11.2         Piggyback Registrations

(a)	Registration. The Company shall notify all Holders of Registrable Securities in writing at least thirty (30) days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (i) by the Company for its own account (other than a registration statement on Form F-4, S-4 or S-8 or any successor thereto) or (ii) for the account of any shareholder of the Company (including without limitation an Initiating Holder or pursuant to Section 3 of the Existing RRA or a Shareholder pursuant to Clause 2.3 of this Agreement, but excluding for the account of an F-3 Initiating Holder, which shall be governed exclusively by Clause 2.4 of this Agreement) (in each case, an “Incidental Registration”), and shall afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by it shall within twenty (20) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

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(b)	Underwriting. If a registration statement under which the Company gives notice under Clause 2.2.1 is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder’s Registrable Securities to be included in a registration pursuant to this Clause 2.2 shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected by the Company for such underwriting. Notwithstanding any other provision of this Agreement, in the case of an offering by the Company for its own account or for the account of any shareholder of the Company (other than for any Initiating Holders or Shareholder in connection with a Demand Registration pursuant to Section 3 of the Existing RRA or Clause 2.3 of this Agreement or an F-3 Initiating Holder or Shareholder in connection with a F-3 Registration pursuant to Section 5 of the Existing RRA or Clause 2.4 of this Agreement), if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first, to the Company (but only in the case of a Company initiated Incidental Registration), or the account of the shareholder(s) that initiated the Incidental Registration, as the case may be, second, to each of the Holders requesting inclusion of their Registrable Securities in such registration statement pursuant to Section 4(a) of the Existing RRA or this Clause 2.2, on a pro rata basis based on the total number of shares of Registrable Securities then held by each such Holder, and third, to the Company (but only in the case of an Incidental Registration initiated by a shareholder) and to any other holders of other securities of the Company; provided, however, that the right of the underwriter(s) to exclude shares (including Registrable Securities) from the registration and underwriting as described above shall be restricted so that the number of Registrable Securities included in any such registration is not reduced below thirty per cent. (30%) of the aggregate number of shares of Registrable Securities for which inclusion has been requested. For the avoidance of doubt and notwithstanding anything to the contrary set forth in this Clause 2.2, (i) in the case of a Demand Registration pursuant to Section 3 of the Existing RRA or Clause 2.3 of this Agreement, to the extent that there is any cutback in the number of shares sold in such offering, such cutback shall be governed by Section 3(d) of the Existing RRA and Clause 2.3 of this Agreement and (ii) in the case of a F-3 Registration pursuant to Section 5 of the Existing RRA or Clause 2.4, to the extent that there is any cutback in the number of shares sold in such offering, such cutback shall be governed by Section 5(b) of the Existing RRA and Clause 2.4 of this Agreement. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten (10) Business Days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For purposes of this Clause 2.2, for any Holder that is a partnership, corporation or limited liability company, the partners, retired partners, members and shareholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be single Holder, and any pro rata reduction with respect to such Holder shall be based on the aggregate amount of Registrable Securities owned by all such related entities and individuals.

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(c)	Withdrawal. The Company shall have the right to terminate or withdraw any registration initiated by it under this Clause 2.2 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration.

Section 11.3         Demand Registration.

At any time after the date of this Agreement, the Shareholders shall have the rights of Designated Holders as set forth in Section 3 of the Existing RRA, subject to the limitations applicable thereto (including those limitations expressly applicable to the General Atlantic Shareholder and the Apax Shareholders) as set forth in Section 3 of the Existing RRA, and such rights shall be enforceable by the Shareholders against the Company as if they were granted under Section 3 of the Existing RRA; provided, however, that in the event of any limitation on the number of shares to be sold by any person in an offering, the Shareholders shall have a right to include shares in such offering only after the Existing RRA Parties have included those shares they wish to register. In the event that the Shareholders exercise rights under this Clause 2.3, Sections 6, 7 and 8 of the Existing RRA shall apply as if they were provisions of this Agreement applicable to this Clause. Notwithstanding the foregoing, Section 3(c) of the Existing RRA shall be deemed to be replaced in its entirety by Clause 2.5 of this Agreement.

Section 11.4         Form F-3 Registration.

As long as the Company is eligible to use Form F-3 (or any successor form thereto) under the Securities Act in connection with a public offering of its securities, the Shareholders shall have the rights of the General Atlantic Shareholders or the Apax Shareholders as set forth in Section 5 of the Existing RRA, subject to the limitations applicable thereto as set forth in Section 5 of the Existing RRA, and such rights shall be enforceable by the Shareholders against the Company as if they were granted under Section 5 of the Existing RRA; provided, however, that in the event of any limitation on the number of shares to be sold by any person in an offering, the Shareholders shall have a right to include shares in such offering only after the Existing RRA Parties have included those shares they wish to register. In the event that the Shareholders exercise rights under this Clause 2.4, Sections 6, 7 and 8 of the Existing RRA shall apply as if they were provisions of this Agreement applicable to this Clause. Notwithstanding the foregoing, Section 5(e) of the Existing RRA shall be deemed to be replaced in its entirety by Clause 2.5 of this Agreement.

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Section 11.5         Registration Expenses.

All Registration Expenses incurred in connection with any registration pursuant to Clauses 2.2, 2.3 and 2.4 (but excluding Selling Expenses) shall be borne by the Company. Each Holder participating in a registration hereunder shall bear such Holder’s proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all Selling Expenses or other amounts payable to underwriter(s) or brokers, in connection with such offering by the Holders.

Article XII Duration and termination

Section 12.1         Duration

Subject to the other provisions of this Agreement, this Agreement shall continue in full force and effect without limit in point of time until the earlier of:

(a)	the Shareholders agree in writing to terminate this Agreement; and

(b)	termination occurs pursuant to Clause 3.2; and

(c)	an effective resolution is passed or a binding order is made for the winding-up of the Company other than to effect a scheme of reconstruction or amalgamation, provided that this Agreement shall cease to have effect as regards any Shareholder who ceases to hold any Shares save for any of its provisions which are expressed to continue in force after termination.

Section 12.2         Termination

No Holder shall be entitled to exercise any right under this Agreement after, as to any such Holder, such time at which all Registrable Securities held by such Holder can be sold in any three-month period without registration in compliance with Rule 144 of the Securities Act. This Clause 3.2 and Clauses 4, 5.2, 5.3, 5.8, 5.11, 6, 7, 8 and 9 shall survive the termination of this Agreement.

Article XIII Whole agreement and remedies

Section 13.1         Whole agreement

This Agreement contains the whole agreement between the Parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

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Section 13.2         No inducement

Each of the Shareholders acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

Section 13.3         Remedies

So far as permitted by law and except in the case of fraud, each Party agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

Section 13.4         Legal advice

Each Party to this Agreement confirms it has received independent legal advice relating to all the matters provided for in this Agreement, including the provisions of this Clause 4.4, and agrees, having considered the terms of this Clause 4.4 and the Agreement as a whole, that the provisions of this Clause 4.4 are fair and reasonable.

Article XIV General

Section 14.1         Warranties

Each of the Parties warrants to the other Parties that, except as fairly disclosed in writing to the other prior to the execution of this Agreement:

(a)	it has the full power and authority to enter into and to perform its obligations under this Agreement which when executed will constitute valid and binding obligations on it in accordance with its terms; and

(b)	the entry and delivery of, and the performance by it of this Agreement will not result in any breach of any provision of its memorandum and articles of association or result in any claim by a third party against any of the other Parties;

Section 14.2         Survival of rights, duties and obligations

Termination of this Agreement for any cause shall not release a Party from any liability which at the time of termination has already accrued to another Party or which thereafter may accrue in respect of any act or omission prior to the termination.

Section 14.3         Release etc.

Any liability to any Party under this Agreement may in whole or in part be released, compounded or compromised or time or indulgence given by that Party in its absolute discretion as regards any Party under such liability without in any way prejudicing or affecting its rights against any other Party under the same or a like liability, whether joint and several or otherwise.

Section 14.4         Waiver

No failure of any Party to exercise, and no delay by it in exercising, any right, power or remedy in connection with this Agreement (each a “Right”) shall operate as a waiver of that Right, nor shall any single or partial exercise of any Right preclude any other or further exercise of that Right or the exercise of any other Right. The Rights provided in this Agreement are cumulative and not exclusive of any other Rights (whether provided by law or otherwise). Any express waiver of any breach of this Agreement shall not be deemed to be a waiver of any subsequent breach.

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Section 14.5         Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of all of the Parties.

Section 14.6         No Assignment

(a)	This Agreement shall be binding on and inure to the benefit of the Parties and their successors and permitted assigns.

(b)	Other than in connection with a transfer of Shares by a Shareholder pursuant to this Agreement, and except as otherwise expressly provided in this Agreement, no Party may without the prior written consent of the other Parties, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

(c)	Except as otherwise expressly provided in this Agreement, a Party may, without the consent of the other Parties, assign to an Affiliate the benefit of the whole or any part of this Agreement provided however that the assignment shall not be absolute but shall be expressed to have effect only for so long as the assignee remains an Affiliate of the Party concerned.

Section 14.7         Time of the essence

Time shall be of the essence of this Agreement, both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the Parties.

Section 14.8         Further assurance

At any time after the date of this Agreement the Parties shall, and shall use all reasonable endeavours to procure that any necessary third party shall, at the cost of the relevant Party execute all documents and do all acts and things as that Party may reasonably require for the purpose of giving to that Party the full benefit of all the provisions of this Agreement.

Section 14.9         Invalidity

(a)	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties.

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(b)	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 5.9.1, then this provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 5.9.1, not be affected.

Section 14.10        Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by executing any such counterpart.

Section 14.11        Costs

Each Party shall bear all costs (other than stamp duty which shall be borne equally) incurred by it in connection with the preparation, negotiation and entry into this Agreement and the documents to be entered into pursuant to it.

Article XV Notices

Section 15.1         Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(a)	in writing in English;

(b)	delivered by hand, fax, registered post or by courier using an internationally recognised courier company.

Section 15.2         A Notice to the Company shall be sent to such Party at the following address, or any other person or address as the Company may notify to the other Parties from time to time:

SouFun Holdings Limited

F9M, Building 5

Zone E

Hanwei International Plaza

Fengmao South Road

Fengtai District

Beijing 100070

China

Attention: Vincent Tianquan Mo, Chairman of the Board

Fax: (86-10) 5631 8010

Section 15.3         A Notice to Safari Group Holdings Limited or Safari Group CB Holdings Limited shall be sent to such Party at the following address, or such other person or address as such Party may notify to the Parties from time to time:

Safari Group Holdings Limited

Safari Group CB Holdings Limited

Address:	1001 Pennsylvania Ave NW, Suite 220 South, Washington, DC 20004
Email:	Norma.kuntz@carlyle.com
Facsimile:	+1 202-729-5646
Attention:	Norma Kuntz

8

with a copy (for informational purposes only) to:

 Skadden, Arps, Slate, Meagher & Flom

Address:	42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central Hong Kong

Telephone:	(86) 21 6193 8282/(86) 10 6535 5599

Email: gregory.miao@skadden.com/peter.huang@skadden.com

Facsimile:	(86) 21 6193 8383/(86) 10 6535 5699
Attention:	Gregory Miao, Esq./Peter Huang, Esq.

Section 15.4         A Notice shall be effective upon receipt and shall be deemed to have been received:

(a)	at the time of delivery, if delivered by hand, registered post or courier;

(b)	at the time of transmission in legible form, if delivered by fax.

Article XVI Settlement of Disputes

Section 16.1         Choice of Arbitration

Any dispute or difference or claim (in each case of whatsoever nature) arising out of or in connection with or relating to this Agreement (including, without limitation, any dispute as to the validity or existence of this Agreement and/or this Clause 7.1) (each a “Dispute”) shall be submitted to and resolved by arbitration by the HKIAC pursuant to its Rules including any additions made by the UNCITRAL Rules and as modified by this Agreement. The arbitral tribunal shall consist of 3 arbitrators. The arbitral proceedings shall be conducted in English. Any arbitration commenced pursuant to this Clause 7 shall have its seat in Hong Kong.

Section 16.2         Appointing Authority

The appointing authority shall be HKIAC or any other body as the Parties may agree (the “Appointing Authority”).

Section 16.3         Arbitral tribunal

Unless the Parties agree otherwise:

(a)	the Party or Parties requesting arbitration shall jointly appoint an arbitrator in its or their notice for arbitration and the Party or Parties responding to the request for arbitration shall jointly appoint an arbitrator within 30 days of the date the notice for arbitration is received by them. In default of this appointment, the relevant arbitrator(s) shall be appointed by the Appointing Authority within 10 Business Days; and

(b)	the third arbitrator, who shall act as chairman of the tribunal, shall be chosen by the two arbitrators appointed by or on behalf of the Parties. If he is not chosen within 10 Business Days of the date of appointment of the later of the two party-appointed arbitrators to be appointed, he shall be appointed by the Appointing Authority.

9

Section 16.4         Single Arbitral Proceeding

In order to facilitate the comprehensive, efficient and economical resolution of related Disputes, all Disputes between any of the parties which arise out of or in connection with this Agreement and any of the other Transaction Documents shall (so far as is reasonably practicable) be resolved by means of a single arbitral proceeding. Accordingly, where Disputes arise out of or in connection with this Agreement and any one or more of the other Transaction Documents a single arbitration may be conducted in respect of these Disputes.

Section 16.5         Provision for Concurrent Arbitrations

If at any time two or more arbitrations are commenced and are pending in relation to Disputes which arise out of or in connection with this Agreement and any of the other Transaction Documents and it appears to the arbitral tribunal constituted in the arbitration that was initiated first in time (the “First Arbitration”) that there are issues of fact or law common to the arbitrations and that it is expedient for the Disputes to be resolved in the same proceedings, and that no party would be prejudiced materially (through undue delay or otherwise) as a result of the arbitrations being consolidated, then, upon the written request of any party to any such arbitration, that arbitral tribunal (the “Consolidating Arbitral Tribunal”) may, by procedural order, direct that the arbitration(s) to resolve any of the other Disputes shall be consolidated with the First Arbitration. If the Consolidating Arbitral Tribunal so orders, the parties to each Dispute which is a subject of the Consolidating Arbitral Tribunal’s order shall be treated as having consented to the Dispute being finally decided:

(a)	by the Consolidating Arbitral Tribunal; and

(b)	in accordance with the procedure, at the seat and in the language by which the First Arbitration is being conducted, save as otherwise agreed by all parties to the consolidated proceedings or, in the absence of this agreement, as ordered by the Consolidating Arbitral Tribunal.

Section 16.6         Due performance

The Parties undertake:

(a)	to comply strictly with the time limits specified in the UNCITRAL Rules and this Agreement for the taking of any step or the performance of any act in or in connection with any arbitration; and

(b)	to comply with and to carry out, in full and without delay, any procedural orders (including, without limitation, any interim measures of protection ordered) or any award (interim or final) made by the arbitral tribunal.

10

Section 16.7         Arbitration final and binding

(a)	Any arbitral award shall be final and binding upon the parties thereto and shall be enforceable in accordance with its terms. Each party irrevocably undertakes that it will execute and perform the arbitral award fully and without delay and waives any right of appeal against the award.

(b)	None of the Parties shall seek to commence any judicial proceeding with a view to appealing, reviewing or setting aside any arbitral award. All rights of appeal or judicial review of any arbitral award as would otherwise be exercisable by a Party are hereby excluded to the fullest extent permitted.

Section 16.8         Enforcement of the Arbitral Award

Any arbitral award may be enforced by filing as a judgment in any court of competent jurisdiction, or by any other application or proceeding in any court, for the enforcement of the arbitral award, as the case may be.

Section 16.9         Arbitration expenses

(a)	The costs of the arbitration, the arbitration fees and the liability for other expenses shall be borne by the losing party unless otherwise determined by the arbitral tribunal.

(b)	If it becomes necessary for a Party to enforce an arbitral award by legal action of any kind, the defaulting Party or Parties shall pay all reasonable costs and expenses and attorneys’ fees, including any cost of additional litigation or arbitration that shall be incurred by the Party seeking to enforce the award.

Section 16.10       Continual Performance

During the period when a dispute is being resolved, the parties shall, in all respects other than the issue(s) in dispute, continue their performance of this Agreement.

Article XVII Governing law and submission to jurisdiction

Section 17.1         Governing Law

This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, shall be governed by and construed in accordance with the laws of the State of New York of the United States of America.

Section 17.2         Submission to Jurisdiction

Each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of Hong Kong to support and assist the arbitration process pursuant to Clause 7, including if necessary the grant of interlocutory relief pending the outcome of that process.

11

Article XVIII Authority to deliver

The signature or sealing of this Agreement by or on behalf of a Party shall constitute an authority to the solicitors, or an agent or employee of the solicitors, acting for that Party in connection with this Agreement to deliver it as a deed on behalf of that Party.

Article XIX Third Party Beneficiaries

Each of the Existing RRA Parties is a third-party beneficiary of this Agreement, with the right to enforce its priority rights under Clause 2.2, Clause 2.3 and Clause 2.4 of this Agreement, as though such Existing RRA Party were a party hereto. For avoidance of doubt, nothing contained in this Agreement shall amend or modify the rights of the Existing RRA Parties as set forth in the Existing RRA in any respect.

12

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

SOUFUN HOLDINGS LIMITED

By:

Name:	TIANQUAN MO
Title:	Executive Chairman

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

SAFARI GROUP HOLDINGS LIMITED

By:

Name:
Title:

SAFARI GROUP CB HOLDINGS LIMITED

By:

Name:
Title:

Schedule 1

Definitions and Interpretation

Part A — Definitions

“Affiliate” means, with respect to any specified person, any other person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified person;

“Apax Shareholders” shall have the meaning ascribed to such term in the Existing RRA.

“Business Day” means a day which is not a Saturday, a Sunday or a bank or public holiday in the PRC;

“Consolidating Arbitral Tribunal” shall have the meaning ascribed to it in Clause 7;

“Control” means possession, directly or indirectly, of the power to direct or cause the direction of the operations and management or policies of a person, whether through the ownership of voting securities, by contract or otherwise, and “Controlled” and “Controls” shall be construed accordingly;

“Demand Registration” shall have the meaning ascribed to such term in the Existing RRA;

“Designated Holder” and “Designated Holders” shall have the meanings ascribed to such terms in the Existing RRA;

“Existing RRA” means the Registration Rights Agreement dated 13 August 2010 by and among the Company and General Atlantic Mauritius Limited, Hunt 7-B Guernsey L.P. Inc., Hunt 6-A Guernsey L.P. Inc. and Hunt 7-A Guernsey L.P. Inc.

“Existing RRA Parties” means each of General Atlantic Mauritius Limited, Hunt 7-B Guernsey L.P. Inc., Hunt 6-A Guernsey L.P. Inc. and Hunt 7-A Guernsey L.P. Inc., and each of their respective successors and assigns;

“F-3 Initiating Holder” and “F-3 Initiating Holders” shall have the meanings ascribed to such terms in the Existing RRA;

“F-3 Registration” hall have the meaning ascribed to such term in the Existing RRA;

“First Arbitration” shall have the meaning ascribed to it in Clause 7;

“General Atlantic Shareholder” shall have the meaning ascribed to such term in the Existing RRA;

“HKIAC” means the Hong Kong International Arbitration Centre;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Initiating Holder” and “Initiating Holders” shall have the meanings ascribed to such terms in the Existing RRA;

“Notice” shall have the meaning ascribed to it in Clause 6;

“Parties” means the parties to this Agreement and “Party” means any one of them;

“PRC” means the People’s Republic of China, which for the purposes of this Agreement, excludes Hong Kong, Macau and Taiwan;

“SEC” means the United States Securities and Exchange Commission, or, in the event that the Company effects a public offering in a jurisdiction outside of the United States with an internationally recognised investment exchange, its equivalent in the jurisdiction where the Company effects such public offering of its securities;

“Securities Act” means the United States Securities Act of 1933, as amended;

“Shareholders” mean Safari Group Holdings Limited and Safari Group CB Holdings Limited and “Shareholder” means any one of them;

“Shares” mean issued ordinary shares in the Company and (1) any shares issued in exchange for those shares or by way of conversion or reclassification and (2) any shares representing or deriving from those shares as a result of an increase in, reorganisation or variation of the capital of the Company; and

“UNCITRAL Rules” means the arbitration rules of the United Nations Commission on International Trade Law adopted on 28 April 1976 as in force at the date of this Agreement and as modified by this Agreement.

Part B — Interpretation

1	Modification etc. of Statutes

References to a statute or statutory provision include:

1.1	that statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this Agreement;

1.2	any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced; and

1.3	any subordinate legislation made from time to time under that statute or statutory provision.

2	Singular, plural, gender and other terms

2.1	References to one gender include all genders and references to the singular include the plural and vice versa.

2.2	The words “includes” and “including” mean “includes without limitation” and “including without limitation”, respectively.

3	References to persons, companies and government authorities

References to:

3.1	a person include any company, partnership or unincorporated association (whether or not having separate legal personality);

3.2	a company shall include any company, corporation or any body corporate, wherever incorporated; and

3.3	PRC government authorities or departments include such authorities or departments at central, provincial, municipal and other levels and their successor authorities or departments.

4	Schedules etc.

References to this Agreement shall include any recitals and schedules to it and references to Clauses and Schedules are to clauses of, and schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and parts of the Schedules.

5	Headings

Headings shall be ignored in interpreting this Agreement.

6	Information

References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

7	Legal Terms

References to any legal term for any action, remedy, method or judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Delaware, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

8	Time of day

References to time of day are to Hong Kong time unless otherwise stated.

9	Winding-up

References to the winding-up of a person include the amalgamation, reconstruction, reorganisation, administration, dissolution, liquidation, merger or consolidation of such person and any equivalent or analogous procedure under the law of any jurisdiction in which that person is incorporated, domiciled or resident or carries on business or has assets.

Exhibit C

Form of Cayman Legal Opinion

[Intentionally omitted]

Exhibit C to Subscription Agreement

Exhibit D

Form of PRC Legal Opinion

[Intentionally omitted]

Exhibit D to Subscription Agreement

Exhibit E

Disclosure Letter

[Intentionally omitted]

Exhibit E to Subscription Agreement

Exhibit F

Form of Sanctions Compliance Certificate

To:	[Insert name of Carlyle Investee Entity] (“Carlyle”)
[Address]

[ ], 2015

Dear Sirs,

Certification Regarding Sanctions Compliance

I am aware that governments and governmental entities worldwide administer and strictly enforce economic and trade sanction regimes (“Sanctions Laws and Regulations”, as defined in Part E of the attached questionnaire) against certain individuals and countries (“Sanctions Targets”, as defined in Part E of the attached questionnaire) and that one or more such Sanctions Laws and Regulations may be applicable to [Name of Entity] directly and as a result of Carlyle’s investment. I also note that Sanctions Laws and Regulations of countries in which [Name of Entity] does not operate may still apply to [Name of Entity].

In order to ensure compliance with all applicable Sanctions Laws and Regulations, I have completed the attached certifications regarding sanctions compliance.

I certify, represent and warrant that the information provided in response to the below questions is true and accurate to the best of my knowledge and belief and is the product of due inquiry.

I confirm that I am suitably qualified and authorized by [Name of Entity] to give the representations, warranties and agreements contained in this document and that the same has been authorized by all and any necessary corporate action.

Name: [ ]
Title: [ ]
On behalf of [Name of Entity]

Exhibit F to Subscription Agreement

PART A - TRANSACTION WITH GOVERNMENT OF IRAN AND BLOCKED PERSONS

[Name of Entity] (the “Company”) hereby certifies in respect of itself, its group companies and its subsidiaries (the “Group”), the following as of [Completion Date]:

(Please check “Yes” or “No” for each of the following items)

Yes	No

During the current calendar year 2015, have you engaged in any transaction or dealing with the Government of Iran, any political subdivision, agency, or instrumentality thereof (including, without limitation, (i) the Central Bank of Iran, or (ii) any person owned, controlled by or acting for or on behalf of the Government of Iran)?

Note: this would not include transactions or dealings with private Iranian citizens or companies, or Iranians living outside of Iran, unless any of these persons are acting as agents/representatives for the Government of Iran or are connected with an organization that is owned or controlled by the Government of Iran.

During the current calendar year 2015, have you engaged in any transaction or dealing with a person or entity designated by the U.S. Department of Treasury as a global terrorist or a proliferator of weapons of mass destruction?

Note: These persons are identified on the U.S. Department of the Treasury’s Specially Designated Nationals List By Program, which is subject to change and available at http://www.treasury.gov/ofac/downloads/prgrmlst.txt, under Programs “NPWMD”; “BPI-NPWMD”; “SDGT”; “BPI-PA”; and “BPI-SDGT”.

During the current calendar year 2015, have you engaged in or facilitated the activities of a person subject to financial sanctions pursuant to United Nations Security Council resolutions imposing sanctions with respect to Iran (see list of sanctioned persons at http://www.un.org/sc/committees/1737/consolist.shtml, which is updated frequently), or any person acting on behalf of or at the direction of, or owned/controlled by, such a UN-sanctioned person?

Note: “facilitated” includes money laundering or other efforts to enable the Central Bank of Iran or any other Iranian financial institution to carry out the activities described above.

During the current calendar year 2015, have you engaged in or facilitated any transaction with or benefiting, or provided financial services for, Iran’s Revolutionary Guard Corps or any of its agents or affiliates whose property and interests in property have been blocked by the U.S. government?

Note: These blocked agents and affiliates are identified on the U.S. Department of the Treasury’s website, at http://www.treasury.gov/resource-center/sanctions/Programs/pages/iran.aspx (see link to “Designated IRGC Affiliates and Designated Iran-Linked Financial Institutions”).

Exhibit F to Subscription Agreement

PART B – PETROLEUM PRODUCTS, TRANSACTION AND SERVICES

[Name of Entity] (the “Company”) hereby certifies in respect of itself, its group companies and its subsidiaries (the “Group”), the following as of [Completion Date]:

(Please check “Yes” or “No” for each of the following items)

Yes	No

During the current calendar year 2015, have you made an investment of $20 million or more (or smaller investment that would make the aggregate investment over any 12-month period equal or exceed $20 million) that directly contributes to the enhancement of Iran’s ability to “develop petroleum resources”?

Note: “developing petroleum resources” means exploring for, extracting, refining, or transporting petroleum, oil, natural gas, liquefied natural gas, and refined petroleum products.

During the current calendar year 2015, have you provided to the Government of Iran or any person in Iran “refined petroleum products” with a fair market value of $1 million or more (or smaller amount that would make the aggregate value over any 12-month period equal or exceed $5 million)?

Note: “refined petroleum products” consists of diesel, gasoline, jet fuel (including naptha-type and kerosene-type jet fuel), and aviation gasoline.

During the current calendar year 2015, have you provided to the Government of Iran or any person in Iran goods, services, technology or support with a fair market value of $250,000 or more (or smaller value that would make the aggregate value over any 12-month period equal or exceed $1 million) that could directly contribute to the maintenance or expansion of Iran’s domestic production of “petrochemical products”?

Note: “petrochemical products” include any aromatic, olefin, and synthesis gas and any of their derivatives, including ethylene, propylene, butadiene, benzene, toluene, xylene, ammonia, methanol and urea.

During the current calendar year 2015, have you provided to the Government of Iran or any person in Iran goods, services, technology, information or support with a fair market value of $1 million or more (or smaller value that would make the aggregate value over any 12-month period equal or exceed $5 million) that could directly contribute to the maintenance or enhancement of Iran’s:(a) domestic production of refined petroleum products, including direct and significant assistance with respect to the construction, modernization or repair of petroleum refineries or directly associated infrastructure (e.g., port facilities, railways, and roads used to support delivery of refined petroleum products);(b) ability to import refined petroleum products; or (c) ability to develop petroleum resources located in Iran?

During the current calendar year 2015, have you owned, operated, controlled or insured a vessel used to: (a) transport crude oil from Iran to another country; or (b) conceal the Iranian origin of crude oil or refined petroleum products transported on the vessel?

During the current calendar year 2015, have you participated in a joint venture (established on or after 1 January 2002) with respect to the development of petroleum resources outside of Iran: (a) in which the Government of Iran is a substantial partner or investor in the joint venture; or (b) through which Iran could receive technological knowledge or equipment not previously available to it that could directly contribute to enhancement of its ability to develop petroleum resources in Iran?

Exhibit F to Subscription Agreement

PART C – NUCLEAR PRODUCTS, SERVICES AND CAPABILITIES

[Name of Entity] (the “Company”) hereby certifies in respect of itself, its group companies and its subsidiaries (the “Group”), the following as of [Completion Date]:

(Please check “Yes” or “No” for each of the following items)

Yes	No

During the current calendar year 2015, have you facilitated the efforts of the Government of Iran to acquire or develop weapons of mass destruction (including their delivery systems), or to support foreign terrorist organizations or acts of international terrorism? Note: “facilitated” includes money laundering or other efforts to enable the Central Bank of Iran or any other Iranian financial institution to carry out the activities described above.

During the current calendar year 2015, have you transferred or provided to any person any goods, services, technology or other items knowing that the provision would: (a) likely result in re-transfer of the items to Iran; or (b) contribute materially to Iran’s ability to acquire or develop chemical, biological, or nuclear weapons; related technologies; or destabilizing numbers and types of advanced conventional weapons?

During the current calendar year 2015, have you participated in a joint venture involving any activity relating to the mining, production, or transportation of uranium that is either: (a) established on or after Feb. 2, 2012 and is with the Government of Iran, an entity incorporated in or otherwise subject to the jurisdiction of Iran, or a person acting on behalf of or at the direction of, or owned or controlled by the foregoing; or (b) established before Feb. 2, 2012, is with the entities listed in (a), and through which: (i) uranium is transferred directly or indirectly to Iran, (ii) the Government of Iran receives significant revenue, or (iii) Iran could receive technological knowledge or equipment not previously available to it that could contribute materially to its ability to develop nuclear weapons or related technologies?

PART D – SUPPRESSION OF HUMAN RIGHTS

[Name of Entity] (the “Company”) hereby certifies in respect of itself, its group companies and its subsidiaries (the “Group”), the following as of [Completion Date]:

(Please check “Yes” or “No” for each of the following items)

Yes	No

During the current calendar year 2015, have you transferred or “facilitated” the transfer of goods or technologies to the Government of Iran, any entity organized under the laws of or otherwise subject to the jurisdiction of the Government of Iran, or any national of Iran, that are likely to be used by the Government of Iran to commit serious human rights abuses against the people of Iran or to monitor or disrupt the flow of information and communications in Iran? Note: “facilitation” should be construed broadly as it includes providing any assistance or support, including but not limited to: approval, financing, or guarantee; referral to another of opportunities; provision of financial, logistical, transportation or other assistance; and alteration of policies or procedures to permit a transaction or dealing otherwise inconsistent with those policies or procedures.

During the current calendar year 2015, have you provided services (including services relating to hardware, software, and specialized information, and professional consulting, engineering, and support services) with respect to goods or technologies described above after such goods or technologies were transferred to Iran?

Exhibit F to Subscription Agreement

PART E – SANCTIONS CONFIRMATIONS

“Sanctions Laws and Regulations” means (1) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, the United Nations Participation Act, or the Syria Accountability and Lebanese Sovereignty Act, all as amended, or regulations of the U.S. Treasury Department Office of Foreign Assets Controls (“OFAC”), or any export control law or regulation applicable to U.S.-origin goods, or any enabling legislation or executive order relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time (2) any U.S. sanctions related to or administered by the Department of State and (3) any sanctions measures or embargos imposed by the United Nations Security Council, Her Majesty’s Treasury, the European Union or other relevant sanctions authority.

“Sanctions Target” means: (i) any country or territory that is the subject of country-wide or territory-wide sanctions imposed under any Sanctions Laws and Regulations; (ii) a person or entity that is on the list of Specially Designated Nationals and Blocked Persons published by OFAC or any equivalent list of sanctioned persons issued by the U.S. Department of State; or (iii) a person or entity that is located in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Sanctions Law and Regulations.

(Please check “Yes” or “No” for each of the following items)

	Yes	No

Does the Group have any subsidiaries, branch offices, group companies, employees, agents, consultants or distributors located, organized or resident in a country or territory that is a Sanctions Target?

During the past three (3) years, has the Group knowingly engaged in any dealings or transactions with any person or entity, or in any country or territory, that is a Sanctions Target?
During the past three (3) years, has the Group violated any Sanctions Laws and Regulations?

Exhibit F to Subscription Agreement

Exhibit G

Form of Compliance Policies

Exhibit G to Subscription Agreement

[AGREED FORM]

SOUFUN HOLDINGS LIMITED

ANTI-CORRUPTION COMPLIANCE POLICY

I.	Introduction

SouFun Holdings Limited, including its subsidiaries (collectively, “SouFun” or the “Company”), is committed to conducting all aspects of its business in keeping with the highest legal and ethical standards and expects all employees and other persons acting on its behalf to uphold this commitment. In accordance with this commitment, the Company has adopted this Anti-Corruption Compliance Policy (the “Policy”), which is applicable to all directors, officers, employees, agents, representatives and other associated persons of SouFun (collectively “Company Personnel”).

In brief, the Company will not tolerate bribery, kickbacks, or corruption of any kind, directly or through third parties, whether or not explicitly prohibited by this Policy or by law. Company Personnel are not permitted to give or offer anything of value (including gifts, hospitality, or entertainment) to anyone for the purpose of improperly obtaining or retaining a business advantage. Similarly, Company Personnel may not solicit or accept such improper payments.

This Policy and the internal controls herein have been designed to prevent bribery from occurring, avoid the appearance of wrongdoing and enable the Company to respond promptly and effectively to any inquiries about its conduct. SouFun employees who violate this Policy may be subject to disciplinary action, up to and including termination. The pages that follow provide a general guide to anti-corruption compliance but do not address every potential scenario that may implicate issues bearing on compliance with this Policy. Therefore, any Company Personnel who have any questions concerning the requirements of this Policy should consult with [insert name of appropriate senior/compliance executive].

II.	Our Policy

A.           Company Personnel shall not be permitted to pay or receive bribes.

Company Personnel must conduct their activities in full compliance with this Policy, the laws of the People’s Republic of China, the Cayman Islands, and the United States, and all applicable anti-corruption laws, including the UK Bribery Act and the United States Foreign Corrupt Practices Act (“FCPA”).

Exhibit G to Subscription Agreement

Under this Policy, Company Personnel are not permitted to give or offer anything of value, directly or indirectly, to any Government Official1 or any commercial party for the purpose of improperly obtaining or retaining a business advantage. “Anything of value” should be broadly interpreted to include cash, gifts to family members, facilitation payments, forgiveness of a debt, loans, personal favors, entertainment, meals and travel, political and charitable contributions, business opportunities and medical care, among other items. Simply put, bribes, kickbacks, facilitation, or similar-type payments are never permitted, whether made to a Government Official or to customers, investors, clients or other private parties. Similarly, Company Personnel may not solicit or accept such payments.

If confronted with a request or demand for an improper payment or other violation of this Policy, the request or demand must be immediately rejected and reported to the Company’s [insert name of appropriate senior/compliance executive]. Similarly, if any employee or agent knows or believes that an improper payment has been or will be made, the employee or agent must also report such payment to the Company’s [insert name of appropriate senior/compliance executive]. SouFun’s policy is that no adverse employment action will be taken against any personnel in retaliation for, honestly and in good faith, reporting a violation or suspected violation of anti-corruption laws or this Policy.

B.           Gifts, Meals, Entertainment and Employment

This Policy sets forth various rules relating to gifts, entertainment, travel, meals, lodging and employment. All such expenditures must be recorded accurately in the books and records of the Company, in accordance with Section V below.

1.          Gifts

As a general matter, the Company competes for and earns business through the quality of its personnel, products and services, not with gifts or lavish entertainment. The use of Company funds or assets for gifts, gratuities, or other favors to Government Officials or any other individual or entity (in the private or public sector) that has the power to decide or influence the Company’s commercial activities is prohibited, unless all of the following circumstances are met.

(a)	the gift does not involve cash or cash equivalent gifts (e.g., gift cards, store cards or gambling chips);

(b)	the gift is permitted under both local law and the guidelines of the recipient’s employer;

(c)	the gift is presented openly with complete transparency;

1 The term “Government Official” includes all officers or employees of a government department, agency or instrumentality; permitting agencies; customs officials; candidates for political office; and officials of public international organizations (e.g., the Red Cross). This term also includes officers or employees of government-owned or controlled commercial enterprises such as state-owned or controlled universities, airlines, oil companies, health care facilities or other vendors. The term also includes family members and close associates of such individuals (e.g., it is not permissible to give a lavish gift to the sibling, spouse or child of a government employee if a gift to the individual would be prohibited under this Policy).

(d)	the gift is properly recorded in the Company’s books and records;

(e)	the gift is provided as a token of esteem, courtesy or in return for hospitality and should comport with local custom; and

(f)	if provided to a non-government employee / entity, the item costs less than [$100 (USD), ~ RMB 600]; if provided to a Government Official, the item costs less than $30 (USD), ~ RMB 200].

Gifts that do not fall specifically within the above guidelines require advance consultation and approval by [insert name of appropriate senior/compliance executive].

Note that the provision of gifts, as well as the reporting requirements, in this Policy, apply even if Company Personnel are not seeking reimbursement for the expenses (i.e., paying these expenses out of your own pocket does not avoid these requirements).

Company Personnel must not accept, or permit any member of his or her immediate family to accept any gifts, gratuities or other favors from any customer, supplier or other person doing or seeking to do business with the Company, other than items of nominal value. Any gifts that are not of nominal value should be returned immediately and reported to your supervisor. If immediate return is not practical, they should be given to the Company for charitable disposition.

2.          Meals, Entertainment, Travel and Lodging

Common sense and moderation should prevail in business entertainment and the payment of travel and lodging expenses engaged in on behalf of the Company. Company Personnel should provide business entertainment to or from anyone doing business with the Company only if the entertainment is infrequent, modest and intended to serve legitimate business goals.

Meals, entertainment, travel and lodging should never be offered as a means of influencing another person’s business decision. Each should only be offered if it is appropriate, reasonable for promotional purposes, offered or accepted in the normal course of an existing business relationship, and if the primary subject of discussion or purpose of travel is business. The appropriateness of a particular type of entertainment, travel and lodging of course, depends upon both the reasonableness of the expense and on the type of activity involved. This is determined based on whether or not the expenditure is sensible and proportionate to the nature of the individual involved. Adult entertainment is strictly prohibited.

Expenses for meals, entertainment, travel and lodging for non-government employees or entities that have the power to decide or influence the Company’s commercial activities may be incurred without prior approval by [insert name of appropriate senior/compliance executive] only if all of the following conditions are met:

(a)	The expenses are bona fide and related to a legitimate business purpose and the events involved are attended by appropriate Company representatives;

(b)	The cost of the meal, entertainment, travel or lodging is less than [$100 (USD), ~ RMB 600] per person; and

(c)	The meal, entertainment, travel or lodging is permitted by the rules of the recipient’s employer (if applicable).

For all such expenses, the reimbursement request must identify total number of all attendees and their names, employer, and titles (if possible). All expense reimbursements must be supported by receipts, and expenses and approvals must be accurately and completely recorded in the Company’s records. In all instances, Personnel must ensure that the recording of the expenditure associated with meals, lodging, travel or entertainment clearly reflects the true purpose of the expenditure.

Note that the provision of meals, entertainment, travel and lodging as well as the reporting requirements, in this Policy, apply even if Company personnel are not seeking reimbursement for the expenses (i.e. paying these expenses out of your own pocket does not avoid these requirements).

When possible, meals, entertainment, travel and lodging payments should be made directly by the Company to the provider of the service, and should not be paid directly as a reimbursement. Per diem allowances may not be paid to a Government Official or any other individual (in the private or public sector) that has the power to decide or influence the Company’s commercial activities for any reason.

Any meal, entertainment, travel or lodging expense provided to a Government Official, or greater than [$100 (USD), ~ RMB 600] per person, or any expense at all that is incurred for meals, entertainment, travel or lodging unrelated to a legitimate business purpose, must be pre-approved by [insert name of appropriate senior/compliance executive].

Please note that in addition to traditional gifts, meals, entertainment and travel that are provided to business relationships where Company Personnel are not in attendance shall be considered gifts, and subject to the rules and requirements for gifts specified in this Policy.

3.          Employment/Internships

On occasion, Government Officials or the Company’s business partners may request that SouFun provide internships or employment to certain individuals. Offering internships or employment to Government Officials or the Company’s business partners may be viewed as providing an item of value.

This Policy sets forth guidance for handling such requests from Government Officials or the Company’s business partners. If a candidate is interviewed for an internship or employment within the ordinary course of filling a position, [insert name of appropriate senior/compliance executive] must be notified of the candidate’s relationship to a Government Official or the Company’s business partner. If a candidate related to a Government Official or Company business partner is interviewed outside of the ordinary course of filling a position, any internship or employment offer must be pre-approved by [insert name of appropriate senior/compliance executive].

C.           Political, Charitable and Social Donations

Company Personnel may not make political, charitable or social donations, whether in their own name or in the name of the Company, to obtain or retain business or to gain an improper business advantage. Any political, charitable, or social contributions by the Company must be permitted under the law, permissible pursuant to the terms of this Policy, made to a bona fide organization, and in the case of contributions connected to any Government Official or government entity, made with the prior approval of [insert name of appropriate senior/compliance executive]. In certain instances where there is heightened risk of corruption, [insert name of appropriate senior/compliance executive] may require diligence to be conducted. The [insert name of appropriate senior/compliance executive] must be notified if a Government Official solicits a political, charitable, or social contribution in connection with any government action related to the Company or its affiliates. Individual employees or agents may not make political contributions on behalf of the Company or its affiliates.

III.	Relationships with Third Parties

Anti-corruption laws prohibit indirect payments made through a third party, including giving anything of value to a third party while knowing that value will be given to a Government Official for an improper purpose. Therefore, Company Personnel should avoid situations involving third parties that might lead to a violation of this Policy.

Company Personnel who deal with third parties are responsible for taking reasonable precautions to ensure that the third parties conduct business ethically and comply with this Policy. Such precautions may include conducting an integrity due diligence review of a third party, inserting appropriate anti-corruption compliance provisions in the third party’s written contract, requiring the third party to certify that it has not violated and will not violate this Policy and any applicable anti-corruption laws during the course of its business with the Company, and monitoring the reasonableness and legitimacy of the services provided by and the compensation paid to the third party during the engagement. Company Personnel retaining third parties that will be representing the Company before governmental entities must discuss the engagement with [insert name of appropriate senior/compliance executive] prior to hiring the third party. Any doubts regarding the scope of appropriate due diligence efforts in this regard should be resolved by contacting [insert name of appropriate senior/compliance executive].

In addition, once a third party is engaged, Company Personnel who deal with third parties must always be aware of potential red flags. Red flags are certain actions or facts which should alert a company that there is a high possibility of improper conduct by a third party. A red flag does not mean that something illegal has happened, but rather that further investigation is necessary. Red flags are highly fact-dependent, but some examples of red flags are:

•	Unusual or excessive payment requests, such as requests for over-invoicing, up-front payments, ill-defined or last-minute payments, success fees, unusual commissions or mid-stream compensation payments;

•	Requests for payments to an account in a country other than where the third party is located or is working on behalf of the Company;

•	Requests for payment to another third party, to a numbered account, or in cash or other untraceable funds;

•	Requests for political or charitable contributions;

•	The third party is related to a Government Official or has a close personal or business relationship with a Government Official;

•	Any refusal or hesitancy by the third party to disclose its owners, partners or principals;

•	The third party uses holding companies or other methods to obscure its ownership, without adequate business justification;

•	The third party expresses a desire to keep his representation of the Company or the terms of his retention secret; or

•	The third party has little experience in the industry but claims to “know the right people”;

If Company Personnel have reason to suspect that a third party is engaging in potentially improper conduct, they shall report the case to [insert name of appropriate senior/compliance executive], immediately. The Company shall conduct an investigation and stop further payments to the third party if the Company’s suspicions are verified through the investigation.

IV.	Compliance with Sanctions Regulations

If the Company learns that any of the third parties with which it engages or any of its customers appear on the list of Specially Designated Nationals and Blocked Persons published periodically by the U.S. Department of the Treasury (“Treasury”), or is resident or domiciled in Cuba, Iran, North Korea, Sudan, or Syria, or any other country sanctioned by the Treasury’s Office of Foreign Assets Controls, the Company should immediately terminate its relationship with such third party or customer and the third party or customer’s name should be placed on a list maintained by [insert name of appropriate senior/compliance executive] so that future business is not conducted with those individuals or entities. If necessary, the [insert name of appropriate senior/compliance executive] will also file a report of such action to the appropriate government agency.

V.	Recordkeeping and Internal Controls

This Policy requires that all expenditures made by the Company are accurately reflected in the Company’s financial records and that all payments made with Company funds, or on behalf of the Company, have been properly authorized. Company Personnel must follow all applicable standards, principles, laws and practices for accounting and financial reporting, including any applicable money laundering related laws. Company Personnel must be timely and complete when preparing all reports and records required by management. In particular, Company Personnel should ensure that no part of any payment is to be made for any purpose other than that to be fully and accurately described in SouFun’s books and records. Company Personnel should use best efforts to ensure that all transactions, dispositions, and payments involving Company funds or assets are properly and accurately recorded in the Company’s financial records. No undisclosed or unrecorded accounts are to be established for any purpose. False or artificial entries are not to be made in the Company’s books and records for any reason. Finally, personal funds must not be used to accomplish what is otherwise prohibited by this Policy.

The [insert name of appropriate senior/compliance executive] is primarily responsible for the oversight and enforcement of this Policy. The Company will conduct periodic audits of its books and records to monitor compliance with this Policy.

VI.	Compliance Procedures and Training

As part of SouFun’s ongoing commitment to anti-corruption compliance, all employees must receive and review a copy of this Policy. All such employees must then certify in writing that they (1) have reviewed the Policy; (2) agree to abide by the Policy; and (3) agree to report any potential violations of the Policy to [insert name of appropriate senior/compliance executive].

In addition, the Company will offer periodic anti-corruption compliance training programs to educate employees about the requirements and obligations of anti-corruption laws and this Policy. All employees of the Company must participate in such training and the [insert name of appropriate senior/compliance executive] must retain attendance records establishing compliance with this requirement.

VII.	Reporting Requirements and Whistleblower Protection

SouFun takes its commitment to anti-corruption compliance very seriously and expects all Company Personnel to share that commitment. SouFun therefore expects and requires any Company Personnel who have knowledge of, or reason to suspect, any violation of this Policy to contact [insert name of appropriate senior/compliance executive] immediately. Reports may be made anonymously. If any Company Personnel fail to report known or suspected violations, then the relevant Company Personnel may be subject to disciplinary action, up to and including termination.

It is SouFun’s policy that, if the report of known or suspected violations is made honestly and in good faith, no adverse employment-related action will be taken against any Company Personnel in retaliation for reporting a violation or suspected violation of anti-corruption laws or this Policy.

Company Personnel should also refer to SouFun’s Anti-Fraud and Whistleblower Policy for further guidance.

All questions regarding this Policy should be directed to [insert name of appropriate senior/compliance executive].

ADOPTED: [DATE], 2015

APPENDIX A

Employee Anti-Corruption Policy Certifications

This is to acknowledge that I have received, read and fully understood the Company’s Anti-Corruption Compliance Policy (the “Policy”). I agree to comply with all the rules contained therein. I agree to report any potential violations to [insert name of appropriate senior/compliance executive]. I will participate in the Company’s anti-corruption training on a periodic basis. I understand that failure to comply with the Policy, the FCPA, U.K. Bribery Act and any other applicable anti-corruption laws may result in immediate termination and prosecution, with penalties including fines and/or imprisonment. Should I have any questions regarding the Policy or find any deviations or violations, I will contact [insert name of appropriate senior/compliance executive] immediately.

Signature:

Name (print):

Company:

Department:

Date:

(The signed receipt must be returned to the HR Department and filed in the employee’s personnel file.)

Delivery Instructions

•	Upon initial roll-out of the Policy, all current employees should complete this form and deliver to Human Resources. Human Resources is thereafter responsible for delivering the completed forms to the Company’s Compliance Manager in an envelope labeled “Employee Anti-Corruption Policy Certifications.”

•	New employees should complete this form immediately upon hiring and deliver to Human Resources, who will submit the completed questionnaires to the Company’s Compliance Manager.

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